AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 1998
                     REGISTRATION STATEMENT NO. 333-_______
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                       -----------------------------------

                                  LOIS/USA INC.
                 (Name Of Small Business Issuer In Its Charter)
                       -----------------------------------

  Delaware                            7311                    13-3441962
(State or Other                 (Primary Standard          (I.R.S. Employer
Jurisdiction                        Industrial            Identification Number)
of Incorporation or             Classification Code
 Organization)                       Number)

                               40 West 57th Street
                            New York, New York 10019
                                 (212) 373-4700
          (Address and Telephone Number of Principal Executive Offices)
     (Address of Principal Place of Business or Intended Principal Place of
                                    Business)
                       -----------------------------------
                                  THEODORE VERU
                            CO-CHAIRMAN OF THE BOARD
                                  LOIS/USA INC.
                               40 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 373-4700
            (Name, Address and Telephone Number of Agent for Service)
                       -----------------------------------
                                    COPY TO:
                            JAMES R. TANENBAUM, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400
                       -----------------------------------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                       -----------------------------------

                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                           Proposed Maximum     Proposed Maximum
TITLE OF EACH CLASS OF                 Amount to              Offering              Aggregate          Amount of
SECURITIES TO BE REGISTERED            be Registered(1)     Registered(1)        Offering Price     Registration Fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value           332,714 shares      $9.0625 shares         $2,994,426           $883.36
=======================================================================================================================
(1)  Represents the number of shares of Common Stock initially issuable upon exercise of the Series A Convertible Preferred Stock, and dividends payable in shares of the Company's Common Stock. This Registration Statement also includes such indeterminable number of additional securities which may be issued as a result of the fluctuation of the conversion price.
(2)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the last reported trade as published by the
     National Quotations Bureau on January 22, 1998.
                       -----------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                    SUBJECT TO COMPLETION, DATED APRIL , 1998

PROSPECTUS
                                  LOIS/USA INC.
                         332,714 SHARES OF COMMON STOCK



     This Prospectus is being used in connection with the offering (the "Offering") from time to time of up to 332,714 shares of common stock, $0.01 par value per share (the "Common Stock"), of Lois/USA Inc., a Delaware corporation (the "Company"), by certain stockholders of the Company identified herein (the "Selling Stockholders"). The shares of Common Stock will be issued to the Selling Stockholders upon conversion of their Convertible Preferred Stock (as hereinafter defined). See "Selling Stockholders."

     The shares of Common Stock may be offered by the Selling Stockholders from time to time on terms to be determined at the time of sale, in transactions in the over-the-counter market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the shares of Common Stock to or through securities broker-dealers or other agents, and such broker-dealers or other agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Common Stock or interests therein as a pledgee and may, from time to time, effect distributions of the Common Stock or interests in such capacity. See "Selling Stockholders" and "Plan of Distribution." The Selling Stockholders and any brokers, dealers or agents through whom sales of the Common Stock are made may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them on the sale of the Common Stock may be considered to be underwriting compensation.

     The Company is not selling any of the shares of Common Stock offered hereby and will not receive any of the proceeds from sales of Common Stock by the Selling Stockholders. The Company has agreed to bear all of the expenses in connection with the registration and sale of the shares offered hereby by the Selling Stockholders (other than underwriting discounts and selling commissions).

     Information concerning the Selling Stockholders may change from time to time and will be set forth in supplements to this Prospectus.

     SEE "RISK FACTORS" ON PAGES 5 TO 9 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
                       -----------------------------------
     The Company's Common Stock is included in the NASD over-the-counter Bulletin Board (the "OTC Bulletin Board") under the symbol "LSUS." The last reported trade, as reported on the "pink sheets" as published by the National Quotations Bureau, on January 22, 1998 was at $9.0625 per share.
                              --------------------
                      THE DATE OF THIS PROSPECTUS IS , 1998

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such reports and other information may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of prescribed charges. In addition, such reports and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form SB-2, of which this Prospectus forms a part (together with any amendments and exhibits thereto, the "Registration Statement"), under the Securities Act in respect of the shares of Common Stock offered hereunder. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the public reference room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus or in any document incorporated by reference herein or therein by reference are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     The Company will provide without charge to each prospective investor to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of all of the documents which have been or may be referred to in this Prospectus as well as copies of any other reports, registration statements, proxy statements or other information filed by the Company with the Commission. Requests for such copies should be directed to: 40 West 57th Street, New York, New York 10019, Attn.: Chief Operating Officer.

                           FORWARD LOOKING STATEMENTS

     The matters discussed in this Prospectus under "Risk Factors," in addition to certain statements contained elsewhere in this Prospectus or in the company's filings under the Exchange Act, are "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual future results or trends to differ materially from future results or trends expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed in this Prospectus under "Risk Factors" and prospective investors are urged to carefully consider such factors. Updated information will be periodically provided by the Company as required by the Securities Act and the Exchange Act. The Company, however, undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS SUMMARY SHALL HAVE THE MEANINGS SET FORTH IN THIS PROSPECTUS. THE TRANSACTION CONTEMPLATED HEREIN INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

                                   THE COMPANY

     Lois/USA Inc. (the "Company") is a full service advertising and marketing communications company operating on a national basis through advertising agencies located in Austin, Chicago, Dallas, Detroit, Houston, Los Angeles, New York and Salt Lake City. Through 1995, the Company operated principally in New York, through its Lois/USA New York, Inc. agency, and in Chicago, through its Lois/USA Chicago, Inc. agency. The Company also had less significant operations on the West Coast through the Lois, Colby/LA Agency ("Lois/Colby"), which was owned by Lois/USA West, Inc. ("West"), a wholly owned subsidiary of the Company. In 1996, the Company expanded its operations through the acquisition of Eisaman, Johns, and Laws Advertising, Inc. ("EJL"), a full-service advertising agency with offices in Chicago, Detroit, Houston and Los Angeles. The acquisition of EJL was a part of the Company's ongoing strategy and efforts to increase the size and economies of its operations, as well as to establish operations in other strategically selected locations, through acquisitions, internal expansion or other alliances. On December 31, 1997, the Company added a significant southwestern United States presence through the acquisition of Fogarty & Klein, Inc. ("F&K"), an advertising agency with offices in Austin, Dallas and Houston. F&K will operate as an independent agency within the Company's network.

     In addition to pursuing its strategy of expanding its operations through acquisitions in 1997, the Company continued the cost and operating revisions initiated in 1996 with EJL when it acquired that agency. As a result of these measures, the Company's operating results improved in 1997, to an operating loss of $816,000 compared to an operating loss of $4,598,000 in 1996. The Company initiated additional cost reduction measures in the last quarter of 1997 and plans further initiatives in 1998.

     The Company was formed in 1978 when one of its operating subsidiaries, Lois/USA New York, Inc., was founded as a New York-based advertising agency. In the mid-1980s, the Company's management, led by George Lois and Theodore Veru, the Company's Co-Chairman, Co-Chief Executive Officer and President, established the goal of building the Company into a national, full-service communications company with broad-based management and creative capabilities. In late 1987, the Company acquired the personnel, assets and accounts of the Chicago office of Grey Advertising, Inc. and subsequently changed the name of that agency to Lois/USA Chicago. Since that acquisition, the Chicago agency has grown by expanding its business with its existing clients and acquiring new clients. In 1989, the Lois firm consolidated its media buying services in Chicago. The Company believes it is currently the largest spot broadcast media buyer in the Chicago regional area.

     In addition to planning, creating and placing advertising, the Company offers its clients a broad range of other marketing communication services, including marketing consultation, consumer market research, direct-mail advertising, merchandising design and corporate identification services. The Company believes that creating a communications campaign that will effectively deliver the client's advertising message begins with a thorough understanding of the client's business and marketplace. The Company utilizes its research capabilities, which it views as one of its strengths, to provide clients with a marketing focus. The Company's research group performs such diversified services as market forecasting, test market sharing, package testing, and product testing. The Company attempts to differentiate its advertising services from those of other advertising agencies by combining the efforts and input of its research, creative, media planning and buying and marketing functions at the earliest stages of an assignment. The Company believes that creative media planning at the early stages of a project is often the key to a successful advertising campaign. The Company further believes that its approach, therefore, increases the chances of successful campaigns and sets the Company apart from its competitors, that generally create advertising campaigns sequentially, first by conducting research, then by creating the advertising, and thereafter by planning the media placement. The Company is also developing new marketing initiatives to better serve its existing clients and to create opportunities to attract new clients.

                                  RISK FACTORS

     In considering the proposed offering, prospective investors should consider the risks associated therewith. See "Risk Factors."

                          SUMMARY FINANCIAL INFORMATION

         The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Information," and the Consolidated Financial Statements of Lois/USA Inc. and related notes thereto.




                                                                      YEAR ENDED DECEMBER 31,
                                                            1993       1994         1995         1996          1997
                                                                  (in thousands except for per share amounts)

INCOME STATEMENT DATA:

Commissions and Fees...............................      $12,680     $15,048     $16,035         $23,067      $28,284
Operating Income...................................          536       1,446       1,302         (4,598)        (816)
Income (Loss) Before Provision For Income Taxes....         (278)        773       1,108         (4,917)      (1,384)
Provision (Benefit) For Income Tax.................           42         241         390            307           (3)
Net Income (Loss)..................................        $(320)       $532        $718        $(5,224)     $(1,381)
Net Income (Loss) Per Common Share.................        $(.18)       $.30        $.33         $(2.09)     $  (.57)
Shares Used In Earnings Per Share Calculations(1)..    1,775,000   1,775,000   2,175,000      2,496,928    2,439,259



                                    AT DECEMBER 31, 1996    AT DECEMBER 31, 1997


     Total Current Assets.............       $24,527             $43,215
     Total Current Liabilities........        38,848              61,553
     Total Assets.....................        43,996              70,262
     Total Liabilities................        49,891              75,657
     Redeemable Warrants..............         -----               ----
     Stockholders' Equity (Deficit)...        (5,895)             (7,555)
     Working Capital (Deficit)........       (14,321)            (18,338)

-----------
(1) Adjusted to reflect a 23.67-for-1 stock split effected immediately prior to the date of the Company's Public Offering (as defined).

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN EVALUATING THE BUSINESS OF THE COMPANY AND AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

CHALLENGES OF BUSINESS INTEGRATION

     The full benefits of the business combination with EJL and the more recent F&K acquisition, which require the integration of administrative, finance, sales and marketing organizations, the coordination of sales efforts and the implementation of appropriate operational, financial and management systems and controls have not yet been fully realized. Substantial attention from the senior management team of the Company, which has limited experience integrating operations the size of the businesses it has acquired, is still necessary. The diversion of management attention, as well as any other difficulties which may be encountered in the transition and integration process, could have an adverse impact on the revenues and operating results of the Company. In addition, if the contemplated organizational changes are not properly managed, there could be an adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to fully integrate the operations of its acquired businesses successfully. The Company recently reached a settlement with certain EJL stockholders in connection with a purchase price adjustment for the earn-out amounts to be paid in respect of the transaction. See "Business-Legal Proceedings."

DEPENDENCE ON KEY OFFICERS

     Historically, the Company has been heavily dependent on the services and reputation of George Lois, its Co-Chairman and Co-Chief Executive Officer. The Company also depends on the services of Theodore Veru, the Company's Co-Chairman, Co-Chief Executive Officer and President, and Mike de Maio, the Company's Executive Vice President and Chief Operating Officer. Both Messrs. Lois and Veru are employed pursuant to employment contracts which expire on December 31, 1999 and Mr. De Maio is employed pursuant to an employment contract which expires on January 31, 2001, unless renewed by the parties. The loss of the services of any of these officers for any reason would be likely to adversely affect the future operations of the Company, and there can be no assurance that an appropriate replacement for any such officer could be engaged on terms satisfactory to the Company. In the event of such a loss, unless a satisfactory replacement could be engaged, it would be difficult for the Company to continue its operations as presently conducted. The Company will continue to hold $2,000,000 and $1,000,000 key man life insurance policies on the lives of Messrs. Lois and Veru, respectively; such policies having been assigned as security for the Company's indebtedness under its credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operation-Liquidity and Capital Resources" and "Management."

NATURE OF THE ADVERTISING INDUSTRY

     The advertising industry is, by its nature, subject to various risks, particularly in economic downturns. The success of an advertising agency, such as the Company, may be generally affected by many factors that are beyond its control, including economic conditions in the United States and internationally which may influence advertising budgets of an agency's clients, the loss of creative staff and other skilled personnel to competitors and the loss of clients. Generally, the life cycle of an advertising agency may be relatively short compared to other businesses. In addition, the most important asset of an advertising agency is its creative staff and other personnel. While it is believed that the Company will continue to provide its personnel with competitive salaries and challenging work, there can be no assurance that the Company will be able to retain such personnel.

CLIENT TURNOVER; DEVELOPMENT OF NEW CLIENTS

     The success of an advertising agency depends on its continuing ability to attract and retain clients. An advertising agency's clients generally can terminate their accounts on short notice, typically 90 days. For the years ended December 31, 1996 and 1997, the Company had one client which accounted for 11% and 16%, respectively, of the Company's revenues. No other client represented more than 10% of the Company's total consolidated commissions and fees in 1996 or 1997. For the year ended December 31, 1995, the Company's two largest clients accounted for 13% and 12%, respectively, of the Company's revenues. The loss of this client or any one or more of the Company's other significant clients, if not replaced by new client accounts or an increase in business from existing clients, could have an adverse effect on the Company's operations. There can be no assurance that the Company will be able to expand other existing client accounts or add new client accounts to replace lost client accounts. There can be no assurance that the Company will be able to gain new accounts as it attempts to expand its business nor can there be any assurance that the Company will be able to retain existing clients of EJL, F&K or any other agency that the Company may acquire. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUTSTANDING INDEBTEDNESS

     In order to repay indebtedness evidenced by a subordinated note in the amount of $3.2 million, issued to Trigger Associates, L.P. in connection with the purchase by the Company of an investor's 80% equity interest in one of the Company's subsidiaries (the "Subordinated Note"), the Company obtained a $2 million reducing revolving credit facility under a credit agreement (the "Reducing Revolving Credit Agreement") with Chase Manhattan Bank ("Chase"). The Company initially borrowed $2 million under the Reducing Revolving Credit Agreement which it used, along with proceeds from its public offering of 300,000 shares of its Common Stock consummated on January 3, 1995 (the "Public Offering"), to repay the Subordinated Note in full. In connection with the acquisition of EJL, Lois entered into an Amended and Restated Credit Facility (the "Amended and Restated Credit Facility") with Chase for a total of $3,833,000, on essentially similar terms as the prior Reducing Revolving Credit Agreement. The Amended and Restated Credit Facility was terminated in October 1997. The Company also had a $2 million revolving line of credit with Chase, secured under the same agreements as the Reducing Revolving Credit Agreement. However, as a result of defaults with respect to other covenants in the agreement, at December 31, 1996 Chase had suspended the Company's right to obtain additional borrowings. Subsequent to year end the Company prepaid all amounts outstanding under the Reducing Revolving Credit Agreement. In May 1997, Chase extended to the Company a new $2.5 million line of credit, to replace the Reducing Revolving Credit Agreement, having collateral terms essentially the same as those of the Reducing Revolving Credit Agreement. The replacement line of credit bears interest at the rate of 2% above Chase prime rate and expires in June 1998.

     In October 1997, the Company entered into a revolving credit facility with Sanwa Business Credit Corporation ("Sanwa") which provides for borrowings up to $25 million based on a specified percentage of eligible accounts receivable. The Sanwa credit facility has a term of three years, with borrowings bearing interest at 2.5% above the LIBOR rate. Borrowings are secured by essentially all of the assets of the Company, including the common shares and assets of the Company's subsidiaries. Upon the execution of the new facility, the Company initially borrowed $2.5 million, which was used to repay amounts outstanding under the Reducing Revolving Credit Facility, which was terminated. The $2.5 million initially borrowed under the Sanwa facility was subsequently repaid. As of December 31, 1997, borrowings of $4,642,000 were outstanding under the Sanwa facility and additional borrowings of $5,358,000 were available. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

ACQUISITION STRATEGY

     A principal element of the Company's business strategy will be to continue to expand through the creation or acquisition of agencies in new markets as well as in markets already served by the Company. There can be no assurance, however, that suitable acquisition candidates will be available, that financing for such acquisitions will be obtainable on terms acceptable to the Company, that additional acquisitions can be consummated, or that acquired agencies can be integrated successfully and profitably into the Company's operations.

COMPETITION

     The advertising industry and other marketing communications businesses are highly competitive. The Company competes with other agencies and related service businesses to maintain existing client relationships and to attract new clients. Competition in the advertising industry depends to a large extent on the client's perception of the quality of an agency's "creative product." As the Company expands its operations it will have to compete more frequently against larger advertising agencies. These larger agencies generally have substantially greater financial resources, personnel and facilities than the Company and many of them are diversified, multi-national corporations. Although the Company believes it will be able to compete on the basis of the quality of its creative product, service, personal relationships with clients and reputation, there can be no assurance that the Company will be able to maintain its competitive position in the industry as it endeavors to expand its operations.

IMPORTANCE OF ATTRACTING AND RETAINING QUALIFIED EMPLOYEES

     The Company will pursue a program to expand its operations through the acquisition or creation of additional advertising agencies. In order to accomplish this program and otherwise expand its operations, the Company will need to attract and retain qualified additional personnel at all levels of operations who are capable of maintaining the same level of creativity, service and quality control the Company currently offers its clients. There can be no assurance that the Company will be able to attract or retain such additional personnel.

CONTROL BY EXISTING STOCKHOLDERS

     Mr. Lois and Mr. Veru collectively own 1,660,413 shares of Common Stock or 68.1% of the 2,439,861 shares of Common Stock outstanding. Since the Common Stock does not have cumulative voting rights, Messrs. Lois and Veru will continue to be in a position to elect a majority of the directors of the Company and to control the outcome of all matters submitted to a vote of the Company's stockholders.

FINANCING; FUTURE CAPITAL NEEDS

     The Company may raise additional capital through the sale of equity. The Company's business strategy will require the availability of substantial funds to finance the continued development of its operations, including possible acquisitions. The amount of capital required will depend on a number of factors, including technological developments, marketing and sales expenses, competitive conditions and acquisition strategy.

GOVERNMENT REGULATION; CLAIMS

     The advertising industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth and fairness of advertising. In addition, there has been an increasing tendency in the United States on the part of businesses to resort to the courts to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive. Although the Company will maintain errors and omissions insurance with coverage of up to $15 million for any claim, there can be no assurance that such coverage would adequately protect it in the event any such claims are made against the Company or its clients by other companies or governmental agencies. Some of the contracts that the Company will enter into with its clients will require that the Company indemnify clients with respect to any claims or actions brought by third parties which result from the use by the client of materials furnished by the Company.

ABSENCE OF PUBLIC MARKET

     An active trading market for the Common Stock does not exist. If an active trading market does not develop for the Common Stock, investors have no assurance of liquidity of their shares of Common Stock and investors may find it extremely difficult to sell their Common Stock.

ABSENCE OF CASH DIVIDENDS

     The revolving credit facility with Sanwa prohibits the Borrowers (as defined therein) thereunder from paying dividends on their Common Stock. This agreement specifically allows the Borrowers to make cash payments to the Company in an amount not to exceed $216,000 in any fiscal year with respect to the dividends payable on the Preferred Stock. The payments allowed under the preceding sentence are permitted so long as no Default or Event of Default (each, as defined therein) shall have occurred and be continuing (or will result therefrom).

ABILITY OF THE COMPANY TO ISSUE ADDITIONAL SHARES OF COMMON STOCK

     The Company has the ability to issue shares of Common Stock from time to time without stockholder approval. The Company intends to raise additional capital in one or more public or private equity offerings in the future. There can be no assurance that the Company will be able to complete any such equity offering. The Company has a total of 17 million shares of Common Stock authorized but unissued.

                                 USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock being offered and sold for the accounts of the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the 332,714 shares of Common Stock offered by the Selling Stockholders hereby. The Company will pay for certain expenses related to the registration of the shares of Common Stock. See "Selling Stockholders" and "Plan of Distribution."

                               MARKET INFORMATION

     The Common Stock has been traded since January 3, 1995 on the NASD OTC Bulletin Board under the symbol "LSUS." Currently, Cantor Fitzgerald is the only market maker for the Common Stock. The last reported trade, as reported on the "pink sheets" as published by the National Quotations Bureau, on January 22, 1998 was at $9.0625 per share. No assurance can be given as to the market price of the Common Stock at any time hereafter.

     As of March 16, 1998, there were approximately 50 holders of the Company's Common Stock.

                                 DIVIDEND POLICY

     The Company has never declared or paid cash dividends on the Common Stock. It is not expected that the Company will declare or pay cash dividends in the foreseeable future. Moreover, the Company expects that the payment of future dividends will be restricted or prohibited under the terms of the credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

                         SELECTED FINANCIAL INFORMATION

     THE FOLLOWING SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY HAS BEEN DERIVED FROM ITS HISTORICAL FINANCIAL STATEMENTS AND SHOULD BE READ IN CONJUNCTION WITH SUCH CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED HEREIN.



                                                                   Year Ended December 31,
                                                     1993          1994          1995           1996         1997
                                                     ----          ----          ----           ----         ----
                                                              (In thousands except per share amounts)
INCOME STATEMENT DATA:
Commissions and Fees.......................        $ 12,680       $15,048     $  16,035        $23,067    $28,284
Total Operating Expenses...................          12,144        13,602        14,733         27,665     29,100
                                               ---------------------------------------------------------------------
Operating Income...........................             536         1,446         1,302        (4,598)       (816)

Interest Expense (Income)-Net..............             326           307           138           232         170
Other Non-Operating Expenses...............             488           366            56            87         398
                                               ---------------------------------------------------------------------
Income (Loss) Before Provision For
  Income Taxes.............................            (278)          773         1,108        (4,917)     (1,384)
Provision For Income Taxes-Current.........              42           241           390           307          (3)
                                               ---------------------------------------------------------------------
Net Income (Loss)..........................       $    (320)   $      532    $      718     $  (5,224)     (1,381)
                                                   =========   ===========  ===========     ==========     =======

Net Income (Loss) Per Common Share.........           $(.18)         $.30       $   .33     $   (2.09)    $  (.57)
Shares Used In Earnings Per Share
  Calculations(1)..........................        1,775,000    1,775,000     2,175,000     2,496,928   2,439,259



                                        At December             At December
                                         31, 1996                 31, 1997

BALANCE SHEET DATA:

Total Current Assets.............        $24,527                   $43,215
Total Current Liablities.........         38,848                    61,553
Total Assets.....................         43,996                    70,262
Total Liabilities................         49,891                    75,657
Redeemable Warrants..............            ---                     ----
Stockholders' Equity (Deficit)...         (5,895)                   (7,555)
Working Capital (Deficit)........        (14,321)                  (18,338)

-----------
(1) Adjusted to reflect a 23.67-for-1 stock split effected immediately prior to the date of the Company's Public Offering.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING IS A DISCUSSION OF THE CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY FOR THE THREE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995. THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, THE NOTES THERETO AND THE OTHER INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

     The level of an advertising agency's business depends not only on the number of its client accounts but also on the volume of spending by each client. During periods of economic difficulty, advertisers will tend to reduce their advertising and marketing budgets, creating fewer revenue opportunities for advertising agencies such as the Company.

     Total United States advertising spending in 1997 increased by 6.7% over the 1996 level. The 1997 increase comes after increases of 7.6% in 1996 and 7.7% in 1995. The 1997 increase in United States advertising expenditures was greater than the general rate of economic growth, indicating increased emphasis on advertising. However, there can be no assurance that the economy, or advertising expenditures, will continue to grow at similar rates, or at all.

     Commissions charged on media purchases for clients are the primary source of revenues for the Company. Commission rates are not uniform and are negotiated with each client. In accordance with industry practice, the media source typically bills the Company for the time or space purchased and the Company bills its client for this amount plus a commission. The Company then remits the net media charge to the media source and retains the balance as its commission. Some clients, however, prefer to compensate the Company on a fee basis, under which the Company bills its clients for the actual charge billed by the media source plus an agreed upon fee. The Company generally requires that payment for media charges be received from the client before the Company will make payments to the media. Occasionally the Company, like other advertising agencies, is at risk in the event that its client is unable to pay the media charges, as the Company may remain liable to the media source. To date, the Company has not experienced any material losses due to failure of clients to pay media charges.

     The Company currently has approximately 90 clients. In 1997 and 1996, the Company's largest client represented 16% and 11% of the Company's consolidated commissions and fees, respectively. During 1995, two clients represented 13% and 12%, respectively, of the Company's consolidated fees and commissions. See "Business-Clients" herein.

     The Company also receives fees from clients for research and for planning, placing and supervising work done by outside contractors in the preparation of finished print advertising and the production of television and radio commercials. In these instances, the Company generally bills its clients for the cost of production plus a fee. In addition, the Company derives income from the creation and publication of brochures and similar collateral materials for clients.

     The Company's business operations are not seasonal; however, based upon individual client expenditures, significant quarter to quarter fluctuations in billings and operating results may occur.

     The Company's growth strategy includes the acquisition of existing advertising agencies. See "Business-Expansion Strategy." Prior to 1995, the Company's growth had been constrained by the need to pay interest on its $3.2 million Subordinated Note. Concurrent with the 1995 public offering, the Company secured from Chase Bank a new three-year reducing revolving credit facility, and an increase in its line of credit. The $1,363,000 net proceeds of the Company's 1995 public offering, together with the newly available bank borrowings were used to repay the Subordinated Note, which reduced the Company's debt service burden and allowed management to begin to take steps to implement the Company's expansion strategy.

     In 1997, the Company obtained approximately $2.2 million of additional capital through the private placement of shares of Series A Convertible Preferred Stock. The additional capital was used to offset the working capital absorbed by the Company's 1996 net loss. In October 1997, the Company replaced the Chase borrowings with a new revolving credit facility from Sanwa, which provides for borrowings up to $25 million based on a specific percentage of accounts receivable. The additional capital available under the agreement with Sanwa will allow the Company to pursue its acquisition growth strategy.

     In February 1996, the Company acquired EJL, an advertising agency with offices in Chicago, Detroit, Houston and Los Angeles. Cost savings from the combination of the EJL agencies were implemented, in the areas of real estate leasing and agency administration costs. However, the Company incurred non-recurring charges of $3,583,000 in 1996, including costs resulting from the closing of EJL's Houston office due to the loss of a significant client, and salary expenses related to excess staffing.

     The Company experienced a significant net loss in 1996, in part due to the charges related to the EJL acquisition. In 1997, the Company continued the cost and operating revisions at EJL initiated in connection with the 1996 acquisition. As a result of these measures, the Company's operating results improved in 1997, to an operating loss of $816,000 compared to an operating loss of $4,598,000 in 1996. The Company was profitable during the first half of 1997, and net loss for the year results principally from losses in the Company's EJL/Los Angeles operation, and to a lesser extent, fourth quarter declines in revenues elsewhere. The Company initiated additional cost reduction measures in Los Angeles during the last quarter of 1997, and plans further initiatives in 1998.

     On December 31, 1997, the Company acquired F&K for a total purchase price of $10.8 million. The purchase price includes an initial cash payment of $3.5 million, the issuance of 50,000 shares of the Company's Common Stock and warrants to purchase an additional 39,000 shares of the Company's Common Stock, obligations to issue on each of December 31, 1998, 1999 and 2000 an aggregate of 100,000 additional warrants to purchase shares of the Company's Common Stock and cash payments totaling $5.5 million, subject to adjustment, and a portion of the salaries to be paid to the three senior officers of F&K over the next five years under employment contracts entered into in connection with the acquisition. See "Business-Acquisition of Fogarty & Klein, Inc." and Note 2 of Notes to Consolidated Financial Statements. The acquisition of F&K was accounted for as a purchase, consisting of cash payments, delivery of additional shares of Common Stock and warrants to purchase additional shares of Common Stock, and through employment agreements recorded at their present value (the "Deferred Purchase Price"). Additional cash payments are to made on December 31, 1998, 1999 and 2000 and warrants to purchase additional shars of Common Stock will be issued on December 31, 1998 and 1999. As a result, the assets and liabilities of F&K are included in the consolidated balance sheet as of December 31, 1997, but its results of operations are not included in the statement of operations for 1997. The recording of the acquisition of F&K on December 31, 1997 causes the consolidated balance sheet as of the end of 1997 to lack comparability to the consolidated balance sheet as of December 31, 1996 and to the results of operations and cash flows for 1997.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996.

     The Company incurred a net loss of $1,381,000 for the year ended 1997 compared to a loss of $5,224,000 for the prior year. The improvement in earnings was primarily the result of increased fees and commissions from new and existing clients, as well as the result of its cost consolidation efforts from the acquisition of EJL.

     Revenues from commissions and fees increased $5,217,000, or 22.6%, to $28,284,000 in 1997 from revenues of $23,067,000 for 1996. Consolidated revenues increased in each quarter in 1997 compared to 1996, except for the third quarter, when the loss of several clients in the Company's Los Angeles office caused revenues to decline compared to 1996. The overall increase in revenues results both from assignments from new clients, including Valvoline, Turtle Wax, Orthodontics Centers of America, Proscape Technologies and Decibel, and from increases in advertising projects and spending by existing clients. Although consolidated revenues increased in the fourth quarter of 1997, as compared to 1996, the Company's Los Angeles office continued to operate at a significant loss due to continuing declines in revenues. The Company cannot predict when, or if, the Los Angeles office will obtain new clients or assignments to replace the lost revenues. In October 1997, the Company began staffing reductions in Los Angeles to bring costs in line with revenues with additional reductions, and other cost restructuring initiatives planned for 1998.

     Total operating expenses increased from $27,665,000 in 1996 to $29,100,000 and represented 102.9% of revenues in 1997 compared to 119.9% of revenues in 1996. The increase of $1,435,000 was primarily in salaries and related costs, representing a higher level of other operating expenses and staffing (primarily in the Chicago office) needed for the maintenance of greater revenue. The previously discussed decline in revenues in the third quarter, and slower than anticipated revenue growth in the fourth quarter, caused operating expenses to be above the desired levels relative to revenues. In particular, the levels of occupancy costs (rent, etc.) and administrative expenses were higher than supportable at the current level of revenue, and the Company is examining these costs in relation to its revised projections of revenues and growth.

     Amortization of financing costs increased to $398,000 as a result of the write-off of the unamortized costs related to the Chase facilities, which were charged to expense when those facilities were replaced by the Sanwa facility. Interest expense declined from $232,000 in 1996 to $170,000 in 1997 as average outstanding borrowings were reduced during the first six months of 1997.

     The provision for income taxes decreased from $307,000 for the year ended 1996 to a benefit of $3,000. No benefit was recorded for the Company's loss in 1997. Approximately $7,000,000 of net operating loss carry forwards are available to offset future taxable income.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995.

     The Company incurred a net loss of $5,224,000 for the year ended 1996 compared to income of $718,000 for 1995. This net loss is primarily attributable to the effects of the EJL acquisition.

     Revenues from commissions and fees were $23,067,000 in 1996 compared to $16,035,000 during 1995. The $7,032,000 increase in revenues was principally attributable to the inclusion of EJL's revenues from February 16, 1996. EJL's revenues for that period were $9,251,000. In 1995, EJL earned revenues of $16.4 million during the same period; the decline in 1996 was attributable to the loss of clients, mainly the principal client of EJL's Houston office.

     Total operating expenses increased from $14.7 million in 1995 to $27.7 million in 1996, and represented 119.9% of revenues in 1996 compared to 91.9% of revenues in 1995. The principal reasons for the increase, in both dollars and as a percentage of revenues, were the non-recurring EJL related charges of $3,583,000 in 1996, and increases in depreciation and amortization (including the amortization of goodwill) in 1996 totaling $1,170,000. The higher depreciation and amortization in 1996 was a direct result of the acquisition of EJL.

     Exclusive of non-recurring charges and the non-cash depreciation and amortization, operating expenses were 98.0% of revenues in 1996 compared to 90.0% of revenues in 1995. The increase is primarily attributable to an increase in salaries and related costs, from 62.3% of revenues in 1995 to 70.3% of revenues in 1996. This increase reflects certain excess staffing levels which existed until the acquired EJL operations were fully assimilated and cost restructured.

     Interest expense increased from $138,000 in 1995 to $232,000 in 1996 as the result of higher levels of outstanding debt. The Company's total borrowing increased in 1996 principally from the Company's use of bank borrowings to obtain the cash needed to complete the EJL acquisition.

     The provision for income taxes fell to $307,000 for the year ended 1996 compared to $390,000 for the year ended 1995. The 1996 income tax provision is comprised of state and local taxes. No tax benefit was recorded for the Company's loss in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     On January 3, 1995, the Company consummated a public offering of 300,000 shares of Common Stock at a price of $6.00 per share. The gross proceeds of $1,800,000 were reduced by seller's commissions of $108,000 and other professional fees and expenses of $329,000. In connection with the Company's 1995 public offering, the Company established a $2.0 million reducing revolving credit facility under the Reducing Revolving Credit Agreement with Chase Bank. Upon consummation of the Offering, the Company borrowed $2,000,000 under the Reducing Revolving Credit Agreement. These funds, together with the net proceeds of the Offering, were used to repay the Subordinated Note. Amounts outstanding under the Reducing Revolving Credit Agreement bore interest at the highest rate determined with reference to one of several fluctuating rate bases. In addition to quarterly amortization required under the Reducing Revolving Credit Agreement, the Company was required to prepay amounts outstanding under the Reducing Revolving Credit Agreement equal to 100% of excess cash flow (as defined in the Reducing Revolving Credit Agreement) up to $300,000 for any year and 50% of excess cash flow above $300,000 for any year.

     Borrowings under the Reducing Revolving Credit Agreement were secured by all of the assets of the Company's operating subsidiaries, a pledge of all shares of capital stock of the Company's operating subsidiaries held by the Company, a pledge of all shares of the Company's capital stock held by Messrs. Lois and Veru, and an assignment in favor of Chase Bank of the key man life insurance policies on Mr. Lois (in an amount not less than $2.0 million) and Mr. Veru (in an amount not less than $1.0 million).

     The Company acquired EJL in February 1996. Under the Original Agreement, the Company was required through February 2001 to make annual additional purchase price payments to the sellers equal to 5% of the revenues of the acquired operations, subject to certain adjustments, up to a maximum of $12 million. Payments were to be made 75% in cash and 25% through the issuance of shares of the Company's Common Stock. A minimum payment of $1,750,000 was required, and made, in 1996, the cash portion of which ($811,000) was financed with a bank overdraft. In May 1997, the Company and the former owners of EJL agreed to amend the Original Agreement. Under the Revised Agreement, the total purchase price has been reduced to $9.6 million, of which $5.9 million has been paid through December 31, 1997 through cash payments of $4.8 million and the issuance of 189,183 shares of Common Stock, and the remaining $3.7 million will be paid in cash in varying monthly installments from June 1999 through March 2009. Accordingly, the acquisition of EJL will not place demands on the Company's capital resources until 1999.

     Concurrent with the acquisition of EJL in February 1996, the Company entered into an amendment to the Reducing Revolving Credit Agreement with Chase Bank. Under the Reducing Revolving Credit Agreement, as amended, the loans which originally matured on December 31, 1997, were extended to March 31, 1999. The February 1996 amendment required amortization payments to reduce the principal balance outstanding and the amount available to be borrowed by approximately $250,000 each quarter, commencing in the second quarter of 1996.

     The Company's 1996 net loss and its acquisition of EJL caused an increase in the Company's negative working capital from $3,560,000 at December 31, 1995 to $14,321,000 at December 31, 1996. The increase in the working capital deficit resulted principally from an increase in accounts payable, accrued expenses, and advance billings, which resulted from the Company's operations, a bank overdraft which was used to finance a portion of the 1996 net loss and the EJL acquisition cash payments, and increases in the short-term borrowings and lease related accruals which resulted from the financing or recording of the EJL acquisition.

     In May 1997, the Company raised additional capital of approximately $2.2 million through the private placement of 2,160 shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock requires annual dividends of $100 per share ($216,000 in the aggregate), which dividends will reduce the net income attributable to common stock and related earnings per share. However, the holders of 1,375 shares of the Series A Convertible Preferred Stock have elected to receive the dividends for the first year in the form of shares of the Company's Common Stock, valued at $6.50 per share. Therefore, assuming no conversions, the Series A Convertible Preferred Stock will only require cash dividends of $78,500 in 1998. The Series A Convertible Preferred Stock may be converted into shares of the Company's Common Stock at a conversion price of $6.50 per share.

     In October 1997, the Company entered into a revolving credit facility with Sanwa which provides for borrowings up to $25 million based on a specified percentage of eligible accounts receivable. The Sanwa credit facility has a term of three years, with borrowings bearing interest at 2.5% above the London Interbank Offered Rate ("LIBOR"). Borrowings are secured by essentially all of the assets of the Company, including the common stock and assets of the Company's subsidiaries. Upon the execution of the new facility, the Company initially borrowed approximately $2.5 million, which was used to repay amounts outstanding under the Chase Bank Reducing Revolving Credit Agreement, which was terminated. As of December 31, 1997, borrowings of $4,642,000 were outstanding under the Sanwa facility and additional borrowings of $5,358,000 were available.

     On December 31, 1997, the Company acquired all of the outstanding common stock of F&K. The aggregate purchase price was $10.8 million. The Company made an initial payment of $4,103,000, comprised of a cash payment of $3,500,000, and the issuance of 50,000 shares of the Company's common stock and warrants for the purchase of 39,000 shares of the Company's Common Stock, exercisable through December 31, 2000 at an exercise price of $10.00 per share.

     The F&K Agreement requires that the Company make additional purchase price payments on the first, second and third anniversaries of the acquisition. On December 31, 1998, the sellers will receive an additional cash payment of $1,125,000, and warrants for the purchase of 50,000 shares of the Company's common stock exercisable through December 31, 2001 at an exercise price of $11.00 per share. On December 31, 1999, the Company is required to make a cash payment of $1,125,000 and to issue an additional 50,000 warrants, exercisable through December 31, 2002 at an exercise price of $12.25 per share. Finally, on December 31, 2000, the Company must make a final cash payment of $3,250,000, which may be increased or decreased by up to $450,000 for 15% of the difference between $42 million and the actual commissions and fees of F&K for the three years ending December 31, 2000, from clients existing at the time of the acquisition. Concurrent with the acquisition of F&K, the Company entered into certain employment contracts with the three senior officers of F&K that provide for aggregate compensation of $4,950,000 over the next three years. See "Executive Compensation-Employment Contracts." Of that amount, $1,200,000 has been treated as a component of the purchase price. The Company currently anticipates that the cash payments required at December 31, 1998, 1999 and 2000 will be funded from the Sanwa credit facility.

     At December 31, 1997, the Company had a working capital deficit of $18,338,000, reflecting an increase in the working capital deficit of $4,017,000 caused principally by $3,500,000 borrowed under the Sanwa line of credit to fund the cash portion of the initial payment for the acquisition of F&K. Current assets and current liabilities increased by $18.7 million and $22.7 million from December 31, 1996 to December 31, 1997, due mostly to increases in accounts receivable, accounts payable and accrued expenses. The increases in those working capital items is in large part due to the inclusion of the assets and liabilities of F&K at December 31, 1997, which accounted for $16.6 million, $15.6 million and $2.8 million of the increases in accounts receivable, accounts payable and accrued expenses, respectively.

     The Company's growth strategy includes the acquisition of existing advertising agencies. Although the Company currently has no specific acquisition plans or commitments, any future acquisitions may require material capital expenditures or commitments that could place significant constraints on future working capital. As a result, and to reduce both the immediate cash needs and the risk that the Company will significantly overpay for an acquisition, the Company has, and will, generally attempt to negotiate acquisitions that involve the payment of a portion of the total purchase price on a deferred basis based on the post-acquisition performance of the acquired operations. Additionally, the Company attempts to negotiate the payment of a portion of the acquisition price in the form of the issuance of shares of the Company's common stock, and will offer various forms of participation in the Company's Stock Option Plan to key employees as a means of creating an incentive for future performance.

     The Company believes that cash flows from operations, together with funds available under the Company's credit facility with Sanwa will be sufficient to meet the Company's cash needs for its existing business and any potential acquisitions over the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes a requirement to display the components and total of comprehensive income in a financial statement with equal prominence as the other financial statements included in a full set of general purpose financial statements. Comprehensive income includes net income and items of gain or loss that, under generally accepted accounting principles, are excluded from net income and charged or credited directly to stockholders' equity. SFAS No. 130 is effective for years beginning after December 15, 1997. The Company has completed its analysis of the requirements of SFAS No. 130. The implementation of the requirements of this statement, however, will not affect the Company's net income, cash flows or financial position.

     In June 1997 the FASB also issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 is effective for years beginning after December 15, 1997 and replaces the requirements of SFAS No. 14 concerning the manner in which an enterprise defines its reportable business segments and the nature of the information about business and geographic segments disclosed in the annual and interim financial statements of public companies. The Company has not yet completed its analysis of the requirements of SFAS No. 131. The implementation of the requirements of this statement will not have any material impact on the Company's consolidated financial statements.

YEAR 2000

     A significant portion of the Company's data processing is performed through the use of hardware and software supplied by an independent data processing service. The Company has been informed by the independent service that its systems are Year 2000 compliant. The Company has reviewed its remaining data processing functions and has determined that they are either Year 2000 compliant, or that the costs to make them Year 2000 compliant will not be material.

OTHER

     Inflation has not had any material impact on the commissions and fees of the Company for the years ended December 31, 1995, 1996, or 1997.

     The Company does not utilize futures, options or other derivative financial instruments.

                                    BUSINESS

GENERAL

     Lois/USA Inc. (the "Company") is a full service advertising and marketing communications company operating on a national basis through advertising agencies located in Austin, Chicago, Dallas, Detroit, Houston, Los Angeles, New York and Salt Lake City. Through 1995, the Company operated principally in New York, through its Lois/USA New York, Inc. agency, and in Chicago, through its Lois/USA Chicago, Inc. agency. The Company also had less significant operations on the West Coast through the Lois, Colby/LA Agency ("Lois/Colby"), which was owned by Lois/USA West, Inc. ("West"), a wholly owned subsidiary of the Company. In 1996, the Company expanded its operations through the acquisition of Eisaman, Johns, and Laws Advertising, Inc. ("EJL"), a full-service advertising agency with offices in Chicago, Detroit, Houston and Los Angeles. The acquisition of EJL was a part of the Company's ongoing strategy and efforts to increase the size and economies of its operations, as well as to establish operations in other strategically selected locations, through acquisitions, internal expansion or other alliances. On December 31, 1997, the Company added a significant southwestern United States presence through the acquisition of Fogarty & Klein, Inc. ("F&K"), an advertising agency with offices in Austin, Dallas and Houston. F&K will operate as an independent agency within the Company's network.

     In addition to pursuing its strategy of expanding its operations through acquisitions in 1997, the Company continued the cost and operating revisions initiated in 1996 with EJL when it acquired that agency. As a result of these measures, the Company's operating results improved in 1997, to an operating loss of $816,000 compared to an operating loss of $4,598,000 in 1996. The Company initiated additional cost reduction measures in the last quarter of 1997 and plans further initiatives in 1998.

     From 1991 to 1994, the Company's growth was constrained by the need to pay interest on a $3.2 million subordinated note (the "Subordinated Note"). On January 3, 1995 the Company received $1,363,000 in net proceeds from a public offering by the Company of 300,000 shares of common stock (the "Offering"). Concurrent with consummation of the Offering, Chase Manhattan Bank, N.A. ("Chase Bank") provided the Company with a secured three-year reducing revolving credit facility (the "Reducing Revolving Credit Agreement") of $2.0 million and increased its line of credit to the Company from $1.0 million to $2.0 million. The Company used the proceeds of the Offering and the newly available bank financing to repay the Subordinated Note, which reduced the Company's debt burden and allowed management to begin to take steps to implement the Company's expansion strategy. In May 1997, the Company replaced the Reducing Revolving Credit Agreement with a one-year $2.5 million line of credit and raised additional capital of approximately $2.2 million through the private placement of shares of Series A Convertible Preferred Stock. In October 1997, the Company replaced the Chase Bank borrowings with a new revolving credit facility from Sanwa Business Credit Corporation ("Sanwa") which provides for borrowings of up to $25 million based on a specific percentage of the Company's accounts receivable balance. The additional capital available under the agreement with Sanwa will allow the Company to continue to pursue it acquisition growth strategy.

     George Lois, the Company's Co-Chairman and Co-Chief Executive Officer, is a widely respected creative innovator in the field of advertising with over 30 years of experience in the business. Among the successful slogans Mr. Lois has created during his career in advertising are slogans used by the MTV cable television network ("I want my MTV"), TIME magazine ("Make Time for Time") and Reebok athletic footwear and clothing ("Pump up and Air out"). THE WALL STREET JOURNAL has cited two advertising campaigns created by Mr. Lois-one for the Lean Cuisine line of frozen foods (Mr. Lois also created the product name "Lean Cuisine") and the other for the newspaper USA Today-among a list of thirteen marketing "milestones" of the 1980's. Through Mr. Lois' influence, the Company has established a reputation in the advertising industry for creative and effective advertising. Mr. Lois is the only living person to have been named to both the Art Directors Hall of Fame and the Creative Hall of Fame. The Art Directors Hall of Fame, established in 1972 by the Art Directors Club of New York, has 78 honorees. The Creative Hall of Fame, created by the One Club for Art and Copy in 1982, has 700 members, including copywriters and art directors.

     The Company was formed in 1978 when one of its operating subsidiaries, Lois/USA New York, Inc., was founded as a New York-based advertising agency. In the mid-1980s, the Company's management, led by Mr. Lois and Theodore Veru, the Company's Co-Chairman, Co-Chief Executive Officer and President, established the goal of building the Company into a national, full-service communications company with broad-based management and creative capabilities. In late 1987, the Company acquired the personnel, assets and accounts of the Chicago office of Grey Advertising, Inc. and subsequently changed the name of that agency to Lois/USA Chicago. Since that acquisition, the Chicago agency has grown by expanding its business with its existing clients and acquiring new clients. In 1989, the Lois firm consolidated its media buying services in Chicago. The Company believes it is currently the largest spot broadcast media buyer in the Chicago regional area.

     In addition to planning, creating and placing advertising, the Company offers its clients a broad range of other marketing communication services, including marketing consultation, consumer market research, direct-mail advertising, merchandising design and corporate identification services. The Company believes that creating a communications campaign that will effectively deliver the client's advertising message begins with a thorough understanding of the client's business and marketplace. The Company utilizes its research capabilities, which it views as one of its strengths, to provide clients with a marketing focus. The Company's research group performs such diversified services as market forecasting, test market sharing, package testing, and product testing. The Company attempts to differentiate its advertising services from those of other advertising agencies by combining the efforts and input of its research, creative, media planning and buying and marketing functions at the earliest stages of an assignment. The Company believes that creative media planning at the early stages of a project is often the key to a successful advertising campaign. The Company further believes that its approach, therefore, increases the chances of successful campaigns and sets the Company apart from its competitors, that generally create advertising campaigns sequentially, first by conducting research, then by creating the advertising, and thereafter by planning the media placement. The Company is also developing new marketing initiatives to better serve its existing clients and to create opportunities to attract new clients.

ACQUISITION OF EISAMAN, JOHNS & LAWS ADVERTISING, INC.

     On February 12, 1996, the Company acquired all of the outstanding shares of capital stock of Eisaman, Johns & Laws Advertising, Inc., a California corporation, pursuant to a Stock Purchase Agreement (the "Original Agreement") between the Company and the shareholders of EJL. The Original Agreement provided for the acquisition of all of the shares of the common stock of EJL for an initial payment of $6.0 million, comprised of $4.0 million in cash and $2.0 million paid through the issuance of 333,333 shares of the Company's Common Stock. The shares of the Company's Common Stock were issued from its existing authorized capital stock, and the cash was paid out of working capital and additional bank debt. In addition, the Company was to pay the EJL shareholders 5% of the revenue of the EJL operations over the next five years, subject to certain adjustments. These payments were to be made partly in cash and partly through the issuance of additional shares of the Company's Common Stock. The total purchase price to be paid to EJL stockholders was to range from a minimum of $12.75 million to a maximum of $18.75 million.

     In May 1997, the Company and the former owners of EJL agreed to amend the Original Agreement (the "Revised Agreement"). Under the Revised Agreement, the total purchase price was reduced to $9.6 million, of which $5.9 million has been paid through December 31, 1997, through cash payments of $4.8 million and the issuance of 189,183 shares of the Company's Common Stock, and the remaining $3.7 million will be paid in cash in varying monthly installments from June 1999 through March 2009. See Note 3 of Notes to the Consolidated Financial Statements.

ACQUISITION OF FOGARTY & KLEIN, INC.

     On December 31, 1997, the Company completed its purchase of all of the outstanding shares of common stock of Fogarty & Klein, Inc. and its subsidiaries, pursuant to a Stock Purchase Agreement between the Company and the stockholders of F&K (the "F&K Agreement"). The aggregate purchase price was $10.8 million. The Company made an initial payment of $4.036 million, comprised of a cash payment of $3.5 million, and the issuance of 50,000 shares of the Company's Common Stock and warrants for the purchase of 39,000 shares of the Company's Common Stock, exercisable through December 31, 2000 at an exercise price of $10.00 per share.

     The F&K Agreement requires that the Company make additional purchase price payments on the first, second and third anniversaries of the acquisition. On December 31, 1998, the sellers will receive an additional cash payment of $1.125 million, and warrants for the purchase of 50,000 shares of the Company's Common Stock exercisable through December 31, 2001, at an exercise price of $11.00 per share. On December 31, 1999, the Company is required to make a cash payment of $1.125million and to issue an additional 50,000 warrants, exercisable through December 31, 2002, at an exercise price of $12.25 per share. Finally, on December 31, 2000, the Company must make a final cash payment of $3.25 million, which may be increased or decreased by up to $450,000 for 15% of the difference between $42 million and the actual commissions and fees of F&K for the three years ending December 31, 2000, from clients existing at the time of the acquisition. Concurrent with the acquisition of F&K the Company entered into certain employment contracts with the three senior officers of F&K that provide for aggregate compensation of $4,950,000 over the next five years. See "Executive Compensation-Employment Contracts." Of that amount $1.2 million has been treated as a component of the purchase price.

EXPANSION STRATEGY

     The Company's expansion program is intended to provide clients throughout the United States with the advantages of national creative and marketing resources coupled with the immediacy and responsiveness of direct local access to service personnel. In addition, the Company believes that acquisitions provide an efficient and effective method of acquiring both new clients and established creative and media placement functions to service them. An acquisition may also add particular research or creative talents, the benefits of which the Company attempts to maximize by making the resources of each of its agencies' research and creative departments available to projects and clients of other Company agencies. As a result, personnel from the various agencies will interact on client marketing and advertising projects.

     The Company's expansion strategy was initially focused on Chicago, Los Angeles and New York. The Company believes that these markets have significant growth potential and that acquisitions in these locations would add both clients and revenues while offering the Company an opportunity to realize economies of scale through the combination of certain functions of the acquired operations with the Company's existing operations. As the first step in this program, in December 1993, the Company formed Lois/USA West (now operating as Lois/EJL Los Angeles) to develop new clients in the western United States and to assist its existing clients in the area. This unit now holds the assets of the Los Angeles office acquired from EJL. EJL's Chicago office was combined with Lois/USA Chicago, Inc. and operates as Lois/EJL Chicago. By consolidating these regional offices, the Company is taking advantage of economies of scale through shared infrastructure.

     The Company continued to implement its expansion strategy in 1997 with its acquisition of F&K. F&K will operate as a separate network within the Company, and its offices in Austin, Dallas and Houston will provide the Company with reentry to and a significant presence in the southwestern United States.

     Management believes that the Company's expansion strategy will enable the Company to realize greater creative and management depth, economies of scale, and increased revenues and profitability. In addition, it believes that the widely known "Lois" name will have significant value in seeking potential acquisition candidates and that such candidates will be attracted to the Company's reputation for creative and effective advertising, its entrepreneurial management culture, the opportunities the Company offers for personal and business growth and the absence of numerous levels of management. To maximize the opportunities for economies of scale, the financial and administrative management of the Company's agencies is centralized, to the extent possible, at the Company's headquarters in New York, and a substantial portion of the media buying function for all agencies' clients is conducted by the media buying group in Chicago. The operations of each agency are overseen by the Company's senior management, which sets specific performance goals for each agency, and regularly monitors the agencies' performance through meetings with local management and monthly reporting.

     In investigating a potential acquisition, the Company, after identifying the opportunity, will study the agency's business to determine if it is complementary with the Company's existing business and creative philosophies. To reduce both the immediate cash needs and the risk that the Company will significantly overpay for an acquisition, the Company has, and will, generally attempt to negotiate acquisitions that involve payment of a portion of the total purchase price on a deferred basis based on the post-acquisition performance of the acquired operations. Additionally, the Company attempts to negotiate the payment of a portion of the acquisition price in the form of the issuance of shares of the Company's Common Stock, and will offer various forms of participation in the Company's Stock Option Plan to key employees of an acquired company as a means of creating an incentive for future performance.

     There can be no assurance that the Company will be able to successfully complete additional acquisitions. Additionally, although the Company attempts to study all potential acquisitions carefully and plan for their integration into the Company's operations, there can be no assurance that unforeseen circumstances or developments will not cause a particular acquisition to fail to have the desired effects on the Company's financial condition and results of operations.

THE ADVERTISING MARKET

     Total United States advertising spending in 1997 increased by 6.7% over the 1996 level. The 1997 increase in United States advertising expenditures has been greater than the general rate of economic growth, indicating increased emphasis on advertising. However, there can be no assurance that the economy, or advertising expenditures, will continue to grow at similar rates, or at all. The 1997 increase came after increases of 7.6% in 1996 and 7.7% in 1995.

     The Company experienced significant growth in 1994 and 1995 as the result of the addition of several large clients and increased spending by existing clients. Similar revenue growth was not experienced in 1996 due in large part to the shift of the Company's focus to completion of the EJL acquisition and the subsequent assimilation of its operations and implementation of cost reduction steps. The Company has reemphasized client growth and has acquired several new clients. During 1996, the Company's Chicago office was named one of the agencies recommended by the Chevrolet division of General Motors to provide marketing services to its dealer groups. New client growth continued in 1997, including the addition of assignments for Orthodontics Centers of America, Turtle Wax, Valvoline, Proscape and Decibel.

THE COMPANY'S CREATIVE STRATEGY

     In its creative approach, the Company attempts to distinguish itself from other full service advertising agencies by its relentless pursuit of the "big idea." The Company's philosophy is that advertising for a client's products or services should generate publicity as well as create product recognition. Accordingly, the Company attempts to develop a selling message that reaches the target audience for the client's product and at the same time becomes familiar to the general public. Ideally, the "big idea" not only leads to an advertising campaign, but creates various public relations opportunities for the client. For example, on several occasions newspapers, magazines, and radio and television stations have publicized the Company's advertising campaigns as news events. The Company believes that public familiarity with an advertising campaign frequently leads to increased sales of the product or service being advertised. Once it identifies the "big idea" for a client's product, the Company's creative staff works to support that idea with marketing, research, packaging and logo design and media strategy, and to produce print and broadcast campaigns, sales promotion and direct response advertising to achieve a dramatic response.

     The Company believes that research plays an essential role in the pursuit of the "big idea." Unlike other advertising agencies of similar size, the Company maintains a research department, with a full-time research librarian, and has the technical capability to conduct many types of research projects, including market forecasting, test-market planning and package and product testing. In addition, the Company has long-term relationships with many well-known research firms. The Company believes that research should be result-oriented, and its researchers work closely with the creative, marketing and media departments in developing clients' campaigns.

CLIENTS

     The Company serves a diversified clientele that includes a variety of public and private companies, including clients in the retail, media, pharmaceutical, restaurant, leisure and travel, automotive, packaged goods, financial services, apparel, consulting and technology. Among the Company's current clients are Cadillac Dealer Advertising Association, Chevrolet Dealer Advertising Association, Alberto-Culver Corporation, American Drug Stores, Car-X Muffler & Brake Shops, Orthodontics Centers of America, Pendleton Woolen Mills, Price Pfister, Sandoz Crop Protection, Southern California Gas Company, Turtle Wax, Valvoline and The Walt Disney Company. The Company's clients include both businesses whose products and services are offered to consumers and those which primarily serve the needs of other businesses.

     The Company currently has more than 90 clients. In 1997 and 1996, Alberto-Culver Corporation represented 16% and 11%, respectively, of the Company's consolidated commissions and fees. During 1995, American Drug Stores and Minolta, represented 13% and 12%, respectively, of the Company's consolidated commissions and fees.

     Typically, an advertising agency such as the Company will lose and gain several client accounts in any given year as a result of competition with other agencies. In general, the Company has been able to replace the business represented by lost clients so that the loss of clients has not had a long-term adverse effect upon the Company's financial condition or its competitive position. In 1996, the Company lost a client of the acquired EJL operations shortly after the completion of that acquisition. That client had been the principal source of business for EJL's Houston office, and its loss led to the Company closing that office.

SOLICITATION OF NEW BUSINESS

     The Company generally obtains new clients through referrals, by identifying prospects through researching companies whose products and services do not conflict with those of present clients, and by identifying new business opportunities through trade and business sources. The Company solicits prospective accounts through personal contacts by members of the Company's senior management as well as through the efforts of those Company personnel responsible for business development. Each of the Company's agencies has a team of approximately eight individuals responsible for the business development activities of that agency.

     A prospective client's initial step in the process of selecting an advertising agency normally involves its review of credentials submitted by several agencies, followed by meetings between the prospective client and one or more of these agencies. In most cases, potential clients seek creative, marketing and media presentations from a limited number of agencies which reach the final review stage. In soliciting new clients, the Company often incurs expenditures which generally are not reimbursed by the client, even if the Company wins the account. The Company considers the potential revenue from a new account when determining the appropriate level of expenditures for such presentations. These costs are expensed as incurred as opposed to production costs reported in the Company's financial statements as "expenditures billable to clients" which represent external costs incurred in connection with production jobs being billed to clients. The period of time required by the Company to obtain a new client and generate revenues from services for the client may range from two weeks to several months.

ACCOUNT AND PROJECT MANAGEMENT

     In order to service a client's perceived creative and marketing needs while remaining within the client's budget, the Company designates an account team for each client, supervised by the executive in charge of client services for the particular office. Depending upon the needs of the client, the account team may consist of an account supervisor, one or more account managers and one or more assistant account managers. The account team, working with personnel in media, research, production and other areas, establishes a marketing strategy and advertising campaign for the client. The account managers are responsible for coordinating product and market research, media and other activities for the client, including the preparation of budget estimates. In addition, the account manager helps to develop effective advertising budgets for the client and acts as a clearing house of information with regard to the client's competition and its advertising needs. When necessary or beneficial, the account team may include, or be assisted by, either members of the Company's senior management or research or creative personnel from another of the Company's agencies.

PRODUCTION OF ADVERTISING

     Generally, the Company does not itself produce television and radio commercials. The Company may, in some circumstances, employ outside contractors to perform photography necessary for a client's print advertisement. When the Company directs the work of an outside producer or photographer the Company's staff directs and supervises the work and the Company bills the client for the actual outside costs, plus a commission. Presently the commission is 17.65% of the outside costs, which represents a rate common in the industry.

MEDIA BUYING

     The Company believes that effective media buying is an essential component of a successful advertising campaign, and that the selection of media for each promotional campaign must be strategically consistent with the client's overall marketing objectives. The Company consistently attempts to achieve cost-effective media buying to provide its clients with the optimal return on their advertising investment. Unlike many of its competitors, the Company involves the media department at the beginning of each advertising campaign. As is typical in the advertising industry, the commission that the Company receives for the media placement of its clients' advertisements represents the Company's principal source of revenues.

     In 1989, recognizing that the experienced media professionals in the Company's Chicago agency were underutilized, the Company decided to consolidate the majority of its media buying in Chicago. As a result, while the New York agency continues to maintain a media director and media planners to buy print advertising and to plan media advertising for that agency's clients, most media buying for all of the Company's agencies is now performed by the Chicago media buying department. The consolidation of media buying in Chicago has created a media buying department with substantial experience and extensive knowledge of advertising markets across the United States. Additionally, consolidation of this function allows the Company to reduce overhead. The Company's clients also benefit from this approach insofar as the single group purchases a higher volume of media space than would be purchased through media buying functions in individual agencies, as a result of which the Company may at times be in a position to obtain more favorable space, time or rates from print or broadcast media suppliers.

     The media group has planning specialists who are assigned to individual client accounts. After a thorough analysis of a client's business, the media planners determine media objectives, develop media strategies to meet these objectives and decide which media will best accomplish these objectives. Actual media buying is performed by a national broadcast buyer, responsible for network television, syndicated shows, cable television and national radio shows; local broadcast buyers, each responsible for spot television, radio and print advertising in individual markets throughout the country; and a support staff with trained local broadcast buying assistants. The Company believes that by having one buyer responsible for all purchases in a given market, the Company generally is able to obtain highly sought-after advertising space and time for its clients. The Company believes that its media buying service gives the Company a competitive advantage over certain other advertising agencies which may contract out media buying functions to an independent media buying service.

     The Company's growth strategy includes the transformation of its media buying department into a full-scale media-buying service, under the name Lois/USA Media. This service will continue to perform the majority of the media buying for the Company's advertising clients and will seek to develop its own clients, which may include businesses (including advertising agencies that do not have internal media buying functions) that otherwise are not clients of the Company.

NEW INITIATIVES

     The Company continuously attempts to develop new and innovative services to offer to its existing clients and to appeal to new clients. Many of these services are interactive in nature and are designed to appeal to a broad range of actual and potential clients. The following paragraphs describe services which the Company has introduced since 1993.

         YEAR 2K COMMUNICATIONS

     In March 1997, the Company launched Year 2K Communications ("Year 2K"). Year 2K is the full-service marketing communications division of Lois/USA West which specializes in innovative strategies, "new media" and ongoing creative solutions. Year 2K's services include consumer product, destination and image/brand marketing consultation and program development, sales promotions, presence and event marketing, full public relations services, direct mail, on-line/interactive site development and marketing, collateral and point-of-sale development, plus a full art design and copy writing staff.

     Year 2K is establishing strategic alliances with entertainment industry participants that will be used to generate attention for its clients' products and services. Current Year 2K clients include the Rio Suite Hotel & Casino - Las Vegas, The Gas Company in L.A., Kahlua -Allied Domecq, the Disney Company and the Academy of Motion Picture Arts & Sciences. Revenue for Year 2K was $1,962,000 for 1997.

         LOIS/USA DIRECT!

     In 1993, Lois/USA Direct! was formed as a division of the Company's New York agency to design and implement the Company's direct marketing activities. Such campaigns are undertaken for the dual purposes of generating sales and increasing consumer awareness of a client's name or products. To date, direct response advertising campaigns have been successfully performed for clients in the financial, hotel, publishing and wine industries.

         ADART

     In 1993, the Company established AdArt in its New York and Chicago agencies. AdArt is a computer graphics center specializing in digital imaging of art and advertising composition. The Company is in the process of expanding this service in its Los Angeles office.

     AdArt has enabled the Company to reduce its use of outside vendors substantially for these composition services, thereby saving the Company's clients as much as 50% of the cost of outside vendors while contributing to the Company's revenues. AdArt has also reduced costs incurred by the Company in the preparation of materials for presentations to prospective clients. The Company intends to keep the AdArt facility current by maintaining state-of-the-art digital imaging equipment which may require expenditures up to $100,000 each year. The Company is also exploring the possibility of offering AdArt's services to third party customers.

         LOIS/USA VENTURES

     The Company has developed a concept known as Lois/USA Ventures ("Ventures"). Ventures is made available to certain carefully selected clients that are at an early development stage, during which advertising would be strategically advantageous, but which lack sufficient cash resources to support the desired level of advertising. Through Ventures, the Company provides its creative services to such clients and receives an equity interest in the client as a component of its fee arrangement. The Company's senior management, including Messrs. Lois and Veru, determine whether a candidate qualifies under the Ventures program, looking primarily at the client's potential for success. The program requires clients to pay the Company in cash for all out-of-pocket costs, including media and production costs. As a result of Ventures projects, in 1996, the Company received approximately $15,000 in stock in a publicly traded entity. In 1997, the Company received options valued at approximately $118,000 in two other entities.

         THE NATIONAL BASKETBALL RETIRED PLAYERS ASSOCIATION

     The Company has entered into an agreement with the National Basketball Retired Players Association (the "Association") to represent the interests of the Association in pursuing marketing and advertising opportunities. The organization was founded by retired National Basketball Association players to generate resources to help former professional basketball players in need of financial or medical assistance, and to help promote basketball around the world. Under this agreement, the Company is entitled to a percentage of the revenues received by each licensing agreement or other agreement entered into by the Association's members. The exact percentage of revenues to be received by the Company is currently being negotiated with the Association. During 1996, the Association provided members to be used in a promotional campaign for a major pharmaceutical manufacturer.

COMPETITION

     The advertising and marketing communications businesses in which the Company is active are highly competitive. Clients may change advertising agencies, generally on 90 days' notice, and may elect to reduce their advertising expenditures at any time for any reason. Advertising agencies of all sizes strive to attract new clients or additional assignments or accounts from existing clients. As a result, the Company must compete with numerous full-service and specialty advertising agencies to maintain existing client relationships and to obtain new clients. In addition, many companies have in-house departments that may handle all or a portion of their advertising requirements.

     Competition in the advertising industry depends to a large extent on the client's perception of the quality of an agency's creative product and media buying capabilities. The Company seeks to develop new clients by presenting examples of advertising campaigns created by the Company and by describing the range of services offered by the Company.

     The expansion of the Company's operations has increased, and will continue to increase, the frequency with which the Company must compete with the larger, national advertising agencies to obtain client assignments. The Company competes against most of the 50 largest advertising agencies in the United States, including WPP Group, The Interpublic Group, Omnicom Group Inc., True North and Saatchi & Saatchi. Such larger agencies generally have substantially greater financial resources, more personnel and more extensive facilities than the Company. In addition, many of the agencies with which the Company competes are affiliated with multi-national communications firms, enabling them to offer their clients a diverse portfolio of communications services around the world. The Company believes that it has been able to compete effectively on the basis of the quality of its creative product and media buying services, service, personal relationships with clients and reputation. The Company also believes it can compete effectively with larger agencies due in part to the strength of the Company's research and media buying departments. However, there can be no assurance that the Company will be able to maintain its competitive position in the industry as it continues to expand its operations to new markets.

     In some cases, an advertising agency's ability to compete for new clients is affected by the industry policy, which many advertisers follow, of prohibiting their agencies from representing competitors in the same business. As a result, future growth of the Company's client base may have the effect of limiting the Company's potential for securing certain new clients.

EMPLOYEES

     As of March 16, 1998, the Company had 408 employees, including 385 full-time and 23 part-time employees. In addition, the Company hires consultants or independent contractors on an as-needed basis. None of the Company's employees is covered by a collective bargaining agreement. The Company believes its relations with its employees are good.

PROPERTIES

     The Company does not own any real property. All of the Company's existing offices are located in leased premises. The Company considers its offices adequate for its present needs. The following table provides data on the leased offices of the Company:


                                             Annual           Approx.
OFFICE          LOCATION                    BASE RENT         SQ. FT.    EXPIRATION DATE
New York        40 West 57th St.             $665,000(1)       22,000      April 30, 2001
Chicago         401 N. Michigan Avenue       $554,000          21,400      November 30, 2000
Chicago         111 East Wacker Dr.          $930,000          41,923      February 28, 2010
Los Angeles     5700 Wilshire Blvd.        $1,247,000(2)       43,300      August 31, 2007
Houston         7155 Old Katy Road           $606,000          41,813      July 15, 2001
Austin          Tejas/Conti Bldg              $42,000           3,000      March 31, 1999
Dallas          3232 McKinney Ave.            $53,252           3,042      October 31, 2001

---------------

(1) Subject to escalation based upon the Company's proportionate share of increases in property taxes and operating costs.
(2) At the Company's option, the lease may be canceled August 1, 2000 for a cancellation fee of $2,059,306.

LEGAL PROCEEDINGS

     The Company is not currently engaged in any legal proceedings. The Company is involved in various legal proceedings from time to time incidental to the conduct of its business. In the opinion of management, any ultimate liability arising out of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table lists the names and ages of all executive officers or directors of the Company.

NAME                            AGE       TITLE
George Lois                     66        Co-Chairman of the Board, Co-Chief
                                           Executive Officer and Director
Theodore Veru                   70        Co-Chairman of the Board, Co-Chief
                                           Executive Officer, President and
                                           Director
Dennis Coe                      50        Executive Vice President
Mike de Maio                    44        Executive Vice President and Chief
                                           Operating Officer
Edwin Holzer                    64        Chairman and Chief Executive
                                           Officer of Lois/EJL Chicago
Dean Laws                       53        Executive Vice President
Robert Stewart                  43        Chief Financial Officer, Treasurer
                                           and Secretary
John Hatsopoulos(1)(2)          63        Director
David DeBusschere(1)(2)         57        Director
Dennison Veru                   37        Director

-------------------------
(1) Member of Board of Directors' Audit Committee.

(2) Member Board of Directors' Compensation Committee.


     The Company's Amended and Restated By-laws provide that directors are to be elected to serve until the next annual meeting of stockholders and until their respective successors have been elected and qualified. The Board currently consists of five members. The Company has established an Audit Committee and a Compensation Committee. A majority of the directors on each such committee are disinterested persons.

     GEORGE LOIS is Co-Chairman of the Board of Directors, Co-Chief Executive Officer and Worldwide Creative Director of Lois/USA Inc. and holds similar positions in all of the Company's agencies. Mr. Lois is regarded as one of the premier art directors in the United States. He is the founder of the Company and a member of the Art Directors Hall of Fame and Creative Hall of Fame. Prior to forming the Company in 1978, he was a principal of the Lois Holland Calloway agency for ten years. He has authored several books, one of which, THE ART OF ADVERTISING, has been frequently cited as an authoritative text on the subject of mass communication. Mr. Lois has been a Director of the Company since 1991.

     THEODORE (TED) VERU is Co-Chairman of the Board of Directors and Co-Chief Executive Officer and is charged with overseeing all business aspects of the Company and its subsidiaries. Mr. Veru has been associated with the Company since 1985 and has been a Director of the Company since 1991. He holds similar positions in all of the Company's agencies. Prior to joining the Company, he held various executive positions with Publicker International, Schenley and Lever Brothers.

     DAVID DEBUSSCHERE became a Director of the Company in August 1994. Mr. DeBusschere is currently Executive Vice President, Corporate Development of Williamson, Picket, Gross, Inc., a real estate company. Mr. DeBusschere is the former Executive Vice President of the New York Knicks and former Commissioner of the American Basketball Association. As a professional basketball player, Mr. DeBusschere was voted to the NBA's All-Defensive Team for six years and to the NBA's All-Star Team for eight years.

     JOHN HATSOPOULOS became a Director of the Company in August 1994. Mr. Hatsopoulos has been Chief Financial Officer and Executive Vice President of Thermo Electron Corporation since 1988. He is also Vice President and Chief Financial Officer of the following of Thermo Electron Corporation's public subsidiaries: Thermedics Inc., Thermo Fibertek Inc., Thermo Instrument Systems Inc., Thermo Power Corp., Thermo Process Systems, Inc., ThermoTrex Corp., Thermo Remediation Inc., and Thermo Cardiosystems Inc. Mr. Hatsopoulos is also a member of the board of directors for Thermo Instrument Systems Inc., Thermo Power Corp., ThermoTrex Corp., Thermo Process Systems Inc., and Thermo Fibertek Inc. In addition, Mr. Hatsopoulos is a director of Lehman Brothers Fund, Inc., a member of the Board of Directors of the American Stock Exchange, Inc. and a member of the Board of Governors of the Regency Whist Club in New York.

     DENNISON VERU became a Director of the Company in August 1994. Since November 1992, Mr. Veru has been associated with Awad & Associates, an investment management firm, and was recently appointed President of Awad & Associates. Prior to that time, he was Executive Vice President with Smith Barney Harris Upham from February 1990 to November 1992. From December 1984 to February 1990 he held various positions with Drexel Burnham Lambert, including Vice President. Dennison Veru is the son of Theodore Veru.

     DENNIS R. COE is an Executive Vice President of Lois/USA Inc. and is President and Chief Executive Officer of Lois/EJL Los Angeles. Mr. Coe joined EJL's marketing department in 1974 and served as a Divisional President from 1985 to 1990. Mr. Coe became a member of EJL's Board of Directors in 1987. Mr. Coe was elected Corporate Co-President of EJL in May 1990. He received his BA degree in Operations Research and Statistics from California State University, Long Beach in 1970 and an MA in Marketing from Pepperdine University in 1974.

     MIKE DE MAIO is an Executive Vice President and Chief Operating Officer of Lois/USA Inc. and is President of Lois/EJL Chicago. Mr. de Maio joined EJL as an account executive in the Chicago office and has been General Manager of EJL Chicago since 1984. He received his BA degree from Yale University in 1975 and a J.D. degree from DePaul University in 1978.

     EDWIN HOLZER is Chairman and Chief Executive Officer of Lois/EJL Chicago. He has served as President and Managing Director of Lois/USA Chicago since 1987 when the Company acquired the agency, and had held the same position with the agency under its control by Grey Advertising since 1971.

     DEAN R. LAWS is an Executive Vice President and Director of Lois/USA Inc. and Chairman of Lois/EJL Los Angeles. Mr. Laws joined EJL in 1973 and became Corporate Co-President in 1990. He has been a member of the EJL Board of Directors since 1987. Mr. Laws earned his BA degree in English literature from the University of Redland in 1967 and an MBA from the University of Southern California in 1969.

     ROBERT K. STEWART is an Executive Vice President and the Chief Financial Officer, Treasurer and Secretary of the Company, positions he has held since he joined the Company in 1992. He is a Certified Public Accountant and received his Masters of Business Administration degree from New York University.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain information for the years ended December 31 in each of 1995, 1996 and 1997 concerning compensation paid or accrued for the Co-Chief Executive Officers and to each of the other four most highly compensated executive officers of the Company serving at December 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                               Annual Compensation

                                                                                     All Other
Name and Principal Position          Year          Salary ($)       Bonus ($)      Compensation ($)

George Lois                          1997           $347,917           -             $30,580(1)
Co-Chief Executive Officer           1996            325,000           -              26,233(1)
                                     1995            295,000           -              26,233(1)

Theodore Veru                        1997           $347,917           -             $71,600(1)
Co-Chief Executive Officer and       1996            325,000           -              45,005(1)
President                            1995            275,000           -              45,005(1)

Edwin Holzer                         1997           $300,000         $75,000        $  8,501(1)
Chief Executive Officer              1996            300,000          50,000          54,923(1)(2)
Lois/EJL Chicago, Inc.               1995            275,000          50,000          54,923(1)(2)

Dean Laws                            1997           $322,465           -             $18,525(4)
Executive Vice President             1996(3)         325,000           -              62,745(4)

Dennis Coe                           1997           $322,864           -             $34,009(4)
Executive Vice President             1996(3)         325,000           -              58,545(4)

Mike de Maio                         1997           $300,000         $10,000          $7,528(4)
Executive Vice President             1996(3)         300,000           -               8,255(4)
Chief Operating Officer

(1)  Includes in 1997, 1996 and 1995, $21,233, $40,005, and $3,501,
     respectively, of insurance premiums paid by the Company on behalf of Messrs. Lois, Veru and Holzer, respectively, and $5,000 in medical expenses paid by the Company on behalf of each of Messrs. Lois, Veru and Holzer in 1997, 1996 and 1995. During 1997, insurance premiums paid on behalf of Messrs. Lois, Veru and Holzer were $25,580, $66,600 and $3,501, respectively.

(2) Includes payments of $46,422 in each of 1996 and 1995 pursuant to a plan created for Mr. Holzer.

(3) Messrs. Laws, Coe and de Maio joined the Company in February 1996, prior to which all were principals of EJL. Each has a five year employment agreement at a salary of $325,000, $325,000 and $300,000, respectively, per annum.

(4) Other compensation consists of medical expenses, life insurance, matching contributions to 401(k) plans and car allowances paid on behalf of each individual.

     Prior to 1997, the Company did not pay cash compensation to its non-employee directors. However, such directors were entitled to reimbursement of expenses for attending Board meetings. Effective April 1997, each non-employee director received $1,000 for each Board meeting attended, as well as $500 for each committee meeting (Compensation and Audit Committees).

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with each of Mr. Lois and Mr. Veru. Each of the employment agreements expires on December 31, 1999 and provides for an option to renew the employment agreement for an additional five years at the discretion of the Board of Directors. Each employment agreement provides that upon termination of the agreement, other than for cause, the Company will enter into a consulting arrangement with Mr. Lois and Mr. Veru, as applicable, for a period of five years, pursuant to which each of Mr. Lois and Mr. Veru will be paid 50% of his previous base salary.

     As compensation for the services to be rendered under their employment agreements, Mr. Lois and Mr. Veru are each currently paid an annual base salary of $350,000. Under each agreement the Board of Directors is to review the employee's salary at least annually and the salary amounts may be increased at its discretion. Each of Messrs. Lois and Veru may receive an annual bonus to be determined by the Board of Directors based upon financial objectives set by the Board. Each employment agreement (i) includes a three-year non-competition provision and (ii) provides that, in the event of the employee's death, in addition to all compensation earned by the employee, the employee's beneficiary will receive monthly payments for one year thereafter totaling the employee's annual compensation at the rate in effect at the time of death. In addition, Mr. Lois is provided with limousine service or other ground transportation and Mr. Veru is provided with a car. The Board of Directors of the Company recently voted to extend the Company's employment agreements with Messrs. Veru and Lois to December 31, 2001. Effective January 1, 1998, the base salaries have been increased to $450,000.

     Edwin Holzer has entered into an employment agreement with Lois/USA Chicago effective as of January 1, 1995. The employment agreement currently expires on December 31, 1999. Lois/USA Chicago has the right to renew the agreement for additional one-year terms by giving Mr. Holzer written notice of its intention to renew not later than 120 days prior to the end of the initial term or any renewal term. Mr. Holzer is paid an annual base salary of $300,000. In addition, Mr. Holzer received compensation of $150,000 earned in three equal annual installments beginning January 1, 1995. Mr. Holzer may request an advancement of such $150,000 prior to it being earned. In the first year of the agreement, Mr. Holzer received an option to purchase a minimum of 5,000 shares of the Company's Common Stock at $6.00 per share, the initial offering price in the Company's 1995 offering. Mr. Holzer is entitled to receive an annual car allowance of $10,000, annual club membership dues of $3,000 and the annual cost of the Company's executive medical plan not to exceed $4,000 per annum. The employment agreement includes a two-year non-competition provision.

     In addition, as part of Mr. Holzer's compensation the Company created a plan only for Mr. Holzer's benefit under which payments totaling $185,686 vested in Mr. Holzer as of December 31, 1992. Under the plan, the Company paid Mr. Holzer four payments of $46,422 each, with the final annual installment under this plan paid in March 1996.

     Concurrent with the acquisition of EJL, the Company entered into five-year employment agreements with four of the senior EJL executives. These agreements provide for compensation of $325,000 per year, for Dean Laws and Dennis Coe, $300,000 per year for Mike de Maio, and $225,000 per year for Mike Waterkotte. The agreements are renewable upon the mutual agreement of the parties. Bonuses are discretionary and upon termination of the employment agreements with Messrs. Laws, Coe and de Maio each will enter into consulting agreements, which require minimum service to be provided, for a five year term, with compensation to each executive of $100,000 per year.

     Concurrent with the December 31, 1997 purchase of all the outstanding shares of F&K, the Company entered into employment agreements with three of F&K's senior executives. These agreements provide base compensation of $450,000 per year for each William H. Fogarty, Richard E. Klein and Thomas Monroe. The term of the agreements for each of Messrs. Fogarty and Klein is for a period of three years and the term of Mr. Monroe's agreement is for a period of five years. In addition to the base compensation, each of Messrs. Fogarty, Klein and Monroe are also eligible to participate in an annual bonus pool.

401(K) PLAN

     The Company has established the Lois/USA Inc. 401(k) Profit Sharing Plan (the "401(k) Plan"). The 401(k) Plan is a qualified profit sharing plan and salary deferral program under the Federal tax laws and is administered by the Company. Individuals who were employed by the Company on the effective date of the 401(k) Plan and who had attained age 21 were immediately eligible to participate; other employees of the Company and its participating subsidiary corporations are eligible to participate in the 401(k) Plan on the first January 1 or July 1 following completion of one year of service and attainment of age
21. Participants may defer from 1% to 12% of their total salary (including bonuses and commissions) each pay period through contributions to the 401(k) Plan. The Company may, at its discretion, make contributions to the 401(k) Plan each year which match in whole or in part the salary deferral contributions of the participants for such year. To date, the Company has made no contributions to the 401(k) Plan. All salary deferral and Company matching contributions are credited to separate accounts maintained in trust for each participant and are invested, at the participant's directive, in one or more of the investment funds available under the 401(k) Plan. All account balances are adjusted at least annually to reflect the investment earnings and losses of the trust fund.

     Each participant is fully vested in his or her accounts under the 401(k) Plan. Distributions may be made from a participant's account upon termination of employment, retirement, disability, death or in the event of financial hardship (with a 10% penalty) or attainment of age 59 1/2. Participants may also obtain loans from the 401(k) Plan secured by their account balances. Distribution of accounts are in the form of a lump-sum payment.

     The Company also maintains the 401(k) Plan and a non-contributory profit sharing plan for the benefit of the former EJL employees. The Company, under the terms of the 401(k) Plan, is required to match 25% of employee contributions. These amounts vest over a six-year period. During 1996 and 1997, the amount of Company contributions were $98,737 and $76,502, respectively. Management of the Company is currently in the process of combining the Lois and EJL plans.

STOCK OPTION PLAN FOR EXECUTIVE OFFICERS AND DIRECTORS

     The Company's 1994 Stock Option Plan for Executive Officers and Directors of Lois/USA Inc. (the "Stock Option Plan") was adopted by the Company's Board of Directors in December 1994. Initially, a total of 200,000 shares of Common Stock have been reserved for issuance under the Stock Option Plan. The amount has been increased to 500,000 effective March 20, 1998 through a shareholders' vote. Options may be granted under the Stock Option Plan to executive officers of the Company or a subsidiary. As of March 16, 1998, 182,000 options are outstanding under the Stock Option Plan.

     The Stock Option Plan is administered by the Compensation Committee, which consists of at least two disinterested directors. The Stock Option Plan requires the members of the Compensation Committee to be "disinterested persons" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as from time to time amended. The Compensation Committee has the authority, within limitations as set forth in the Stock Option Plan, to establish rules and regulations concerning the Stock Option Plan, to determine the persons to whom options may be granted, the number of shares of Common Stock to be covered by each option, and the terms and provisions of the option to be granted. In addition, the Compensation Committee has the authority, subject to the terms of the Stock Option Plan, to determine the appropriate adjustments in the terms of each outstanding option in the event of a change in the Common Stock or the Company's capital structure.

     Options granted under the Stock Option Plan may be either incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code, or non-qualified stock options ("NQSO's"), as the Stock Option Committee may determine. The exercise price of an option will be fixed by the Compensation Committee on the date of grant, except that (i) the exercise price of an ISO granted to any individual who owns (directly or by attribution) shares of Common Stock possessing more than 10% of the total combined voting power of all classes of outstanding stock of the Company (a "10% Owner") must be at least equal to 110% of the fair market value of the Common Stock on the date of grant and (ii) the exercise price of an ISO granted to any individual other than a 10% Owner must be at least equal to the fair market value of the Common Stock on the date of the grant. Any options granted must expire within ten years from the date of grant (five years in the case of an ISO granted to a 10% Owner). Shares subject to options granted under the Stock Option Plan which expire, terminate or are canceled without having been exercised in full become available again for option grants. No options shall be granted under the Stock Option Plan more than ten years after the adoption of the Stock Option Plan.

     Options are exercisable by the holder subject to terms fixed by the Compensation Committee. No option can be exercised until at least six months after the date of grant. However, an option will be exercisable immediately upon the happening of any of the following (but in no event during the six-month period following the date of grant or subsequent to the expiration of the term of an option): (i) the holder's retirement on or after attainment of age 65;
(ii) the holder's disability or death; (iii) the occurrence of such special circumstances or events as the Compensation Committee determines merits special consideration. Under the Stock Option Plan, a holder may pay the exercise price in cash, by check, by delivery to the Company of shares of Common Stock already owned by the holders or with respect to NQSOs and, subject to approval of the Compensation Committee, in shares issuable in connection with the options, or by such other method as the Compensation Committee may permit from time to time.

     Options granted under the Stock Option Plan will be non-transferable and non-assignable; provided, however, that the estate of a deceased holder may exercise any options held by the decedent. If an option holder terminates employment with the Company or service as a director of the Company while holding an unexercised option, the option will terminate immediately, but the option holder will have until the end of the tenth business day following his or her termination of employment or service to exercise the option. However, all options held by an option holder will terminate immediately if the termination is for cause.

     The Stock Option Plan may be terminated, modified or amended by the Compensation Committee or the Board of Directors at any time; provided, however, that (i) no modification or amendment either increasing the aggregate number of shares which may be issued under options, increasing materially the benefits accruing to participants under the Stock Option Plan, or materially modifying the requirements as to eligibility to receive options will be effective without stockholder approval within one year of the adoption of such amendment and (ii) no such termination, modification or amendment of the Stock Option Plan will alter or affect the terms of any then outstanding options without the consent of the holders thereof. The Compensation Committee may cancel or terminate an outstanding option with the consent of the holder and grant an option for the same number of shares to the individual based on the then fair market value of the Common Stock, which may be higher or lower than the exercise price of the canceled option.

DIRECTORS' PLAN

     The Company's Non-Qualified Stock Option Plan for Non-Employee Directors (the "Directors' Plan") was adopted in December 1994. A total of 100,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the automatic one-time grant of non-qualified options to non-employee directors. Under the Directors' Plan, a non-qualified stock option to purchase 10,000 shares of Common Stock is automatically granted to each non-employee director of the Company, in a single grant effective as of January 3, 1995 (the date of consummation of the Company's Public Offering) or, if later, the time the director first joins the Board of Directors. The Directors' Plan authorizes grants of options up to an aggregate of 100,000 shares of Common Stock. The exercise price per share is the fair market value of the Company's Common Stock on the date on which the option is granted (the "Grant Date"), which equals $6.00 per share in the case of the initial grants to Mr. Hatsopoulos, Mr. DeBusschere and Mr. Dennison Veru. The options granted pursuant to the Directors' Plan vest at the rate of one-third each year from the date elected to the Board. Options granted pursuant to the Directors' Plan expire ten years from their Grant Date. The Directors' Plan is administered by the Compensation Committee. The Compensation Committee has the authority, subject to the terms of the Directors' Plan, to determine the appropriate adjustments in the event of a change in the Common Stock or the Company's capital structure, and to perform other administrative functions. The Director's Plan permits the exercise of options upon the occurrence of certain events and upon termination of a director's service as a director (other than for cause), without regard to the three year schedule described above, under circumstances similar to those provided in the Stock Option Plan. The Directors' Plan may be terminated, under circumstances similar to those provided in the Stock Option Plan.

     The following table shows the number of shares as to which options were granted in 1997 to each director or executive officer under the Stock Option Plan and the Directors' Plan:


              OPTION/SAR GRANTS IN LAST FISCAL YEAR FROM 1994 STOCK OPTION PLAN

                                                                                           POTENTIAL REALIZABLE VALUE AT
                                                 INDIVIDUAL GRANTS                          ASSUMED APPRECIATION FOR
                                                                                                 OPTION TERM

                    NUMBER OF        PERCENT OF TOTAL
                    SECURITIES         OPTIONS/SARS
                    UNDERLYING          GRANTED TO         EXERCISE OR
                   OPTIONS/SARS        EMPLOYEES IN         BASE PRICE     EXPIRATION
NAME                GRANTED (#)         FISCAL YEAR          ($/SH)           DATE            5%($)       10%($)

Edwin Holzer           5,000              42.55%             $9.00          August 24,       $33,400      $79,800
                                                                              2007


            OPTION/SAR GRANTS IN LAST FISCAL YEAR FROM DIRECTORS PLAN

                    NUMBER OF        PERCENT OF TOTAL
                    SECURITIES         OPTIONS/SARS
                    UNDERLYING          GRANTED TO         EXERCISE OR
                   OPTIONS/SARS        EMPLOYEES IN         BASE PRICE     EXPIRATION
NAME                GRANTED (#)         FISCAL YEAR          ($/SH)           DATE                5%($)       10%($)



Dennison Veru         5,000             33.33%              $10.00          August 24, 2007      $28,400     $74,800
John                  5,000             33.33%              $10.00          August 24, 2007      $28,400     $74, 800
Hatsopolous
Dave                  5,000             33.33%              $10.00          August 24, 2007      $28,400     $74, 800
DeBusschere



     The following table illustrates stock option awards exercised or exercisable by the named executive officers during 1997 and the aggregate amounts realized by each such officer. The table also shows the aggregate number of unexercised options that were exercisable and unexercisable at December 31, 1997 which represents the positive difference between the market price of the Company's Common Stock and the exercise price of such options.

        AGGREGATED OPTION FISCAL YEAR /SAR EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF                VALUE OF
                                                                  SECURITIES          UNEXERCISED IN-THE-
                                                                  UNDERLYING            MONEY OPTIONS AT
                       SHARES ACQUIRED                            UNEXERCISED          FISCAL YEAR-END($)
NAME                   ON EXERCISE(#)     VALUE REALIZED ($)     OPTIONS AT FISCAL        EXERCISABLE/
                                                                   YEAR-END(#)          UNEXERCISABLE(1)
                                                                  EXERCISABLE/
                                                                 UNEXERCISABLE

George Lois                 0                  $ 0                    50,000/0               182,250/0

Theodore D. Veru            0                    0                    50,000/0               182,250/0

Robert Stewart              0                    0                  6,667/3,333           24,168/12,082

Edwin  Holzer               0                    0                  5,000/5,000            18,125/3,125

----------------------------

(1) Value at December 31, 1997 based upon the last reported trade of $9 5/8 per share.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of March 16, 1998, (i) by each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) by each of the Company's current directors, (iii) by each of the executive officers named in the Summary Compensation Table above and (iv) by all current directors and executive officers as a group. Unless otherwise indicated, the address of each beneficial owner is 40 West 57th Street, New York, New York.



                                      SHARES BENEFICIALLY OWNED

                                     Amount and
                                      Nature of
                                     Beneficial
NAME                                  OWNERSHIP            PERCENT
                                                           OF CLASS

George Lois                         875,413(1)(2)           32.90%

Theodore Veru                        885,000(1)             33.26%

Dean Laws                              55,816                2.10%

Dennis Coe                             55,816                2.10%

Mike de Maio                         31,819 (2)              1.20%

Robert Stewart                       10,310(2)(4)              *

David DeBusschere                     15,103(2)(3)             *

John Hatsopoulos                    15,000(3)                  *

Dennison Veru                       25,413(2)(3)               *

Edwin Holzer                          10,000(4)                *

All directors
and executive                         1,979,690              74.40%
officers as
group (10
persons)

------------------------------

*Less than 1%

(1) Includes 50,000 shares issuable upon exercise of options to purchase shares of Common Stock granted under the Stock Option Plan.
(2) In addition, Messrs. Lois, de Maio, Stewart, DeBusschere and Dennison Veru own Series A Convertible Preferred Stock in the amount of 100, 50, 75, 25, and 100 shares, respectively. Each share of Series A Convertible Preferred Stock is convertible into approximately 154 shares of Common Stock.
(3) Includes shares issuable upon exercise of options to purchase 15,000 shares of Common Stock granted under the Director's Plan.
(4) Includes shares issuable upon exercise of options to purchase 10,000 shares of Common Stock granted under the Stock Option Plan.

                          DESCRIPTION OF CAPITAL STOCK


     Under the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The holders of Common Stock do not have pre-emptive, conversion, redemption or cumulative voting rights. Upon liquidation, each such holder is entitled to share ratably in all assets available for distribution after payment of all debts and liabilities and after satisfaction of the liquidation preference of any Preferred Stock.

     Holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor.

PREFERRED STOCK

     The Board of Directors is empowered to issue Preferred Stock from time to time in one or more series, without stockholder approval, and with respect to each series to determine, subject to limitations prescribed by law, (i) the number of shares constituting such series, (ii) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (iii) whether the shares of each series shall be redeemable and the terms thereof,
(iv) whether the shares shall be convertible into Common Stock and the terms thereof, (v) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (vi) the voting rights, if any, of shares of each series, and (vii) generally any other rights and privileges not in conflict with the Certificate of Incorporation or the Delaware General Corporation Law ("DGCL") for each series and any qualifications, limitations or restrictions thereof.

     The issuance of additional shares of Preferred Stock by action of the Board of Directors could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of another series of Preferred Stock also could, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although the Board of Directors is required to make a determination as to the best interests of the stockholders of the Company when issuing Preferred Stock, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their stock over the then prevailing market price. Although there are currently no plans to issue additional shares of Preferred Stock or rights to purchase such shares, management believes that the availability of the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may then be listed.

   SERIES A CONVERTIBLE PREFERRED STOCK

     GENERAL. Pursuant to the Series A Convertible Preferred Stock Certificate of Designations (the "Series A Certificate of Designations"), dated June 23, 1997 (the "Closing"), the Company issued 2,160 shares of Convertible Preferred Stock. The holders of Convertible Preferred Stock are entitled to the rights, preferences and privileges set forth below (which do not purport to be complete and are qualified in their entirety by reference to the Series A Certificate of Designations).

     DIVIDENDS. Holders of Convertible Preferred Stock are entitled to receive a cumulative quarterly dividend payment of $25 per Preferred Share (equal to ten percent (10%) on an annual basis of the per share Purchase Price (as defined in the Series A Certificate of Designations). Dividends are payable either in Dividend Shares at the then current Conversion Price or in cash, at the option of the Company. The Dividend Shares (as defined in the Series A Certificate of Designations) and the Conversion Shares (as defined in the Series A Certificate of Designations) will be registered for resale pursuant to the terms of the Registration Rights Agreement. Dividends on the Convertible Preferred Stock will be cumulative from the date of original issuance. As long as any Convertible Preferred Stock shall be outstanding, the Company shall not declare, pay, or set aside for payment any dividend or declare or make any distribution upon or purchase, redeem or otherwise acquire Common Stock or any other series of preferred stock.

     VOTING RIGHTS. The holders of Convertible Preferred Stock have the right to vote on all matters on which the holders of Common Stock have the right to vote, and each Preferred Share shall be entitled to a number of votes equal to the number of Conversion Shares and Dividend Shares into which it is then convertible at the Conversion Price then in effect. The holders of Convertible Preferred Stock shall vote together as one class with the holders of Common Stock, except as otherwise required by Delaware law. The Company shall not amend, alter or repeal any of the provisions of its Certificate of Incorporation or bylaws so as to affect adversely the powers, preferences, qualifications, limitations or rights of the holders of the Convertible Preferred Stock.

     LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Convertible Preferred Stock are entitled to receive out of the assets of the Company available for distribution to shareholders, before any distribution is made on any other stock of the Company, $1,000.00 per Preferred Share in cash, plus accumulated and unpaid dividends, which dividends in the case of liquidation, dissolution or winding-up shall be payable in cash. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Convertible Preferred Stock are not paid in full, the holders of the Convertible Preferred Stock will share ratably in any distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Convertible Preferred Stock will not be entitled to further participation in any distribution of assets by the Company. A consolidation or merger of the Company with or into one or more corporations where the Company is not the surviving corporation, a sale or transfer of all or substantially all of the assets of the Company for cash or securities or a Change of Control (as defined in the Series A Certificate of Designations) shall be deemed to be a liquidation, dissolution or winding up of the Company.

     CONVERSION. The Convertible Preferred Stock is convertible into Conversion Shares on or after December 22, 1997. The Conversion Price per share will be equal to the average closing bid price of the Common Stock as calculated over the five trading-day period ending on the last trading day prior to June 23, 1997, except as may be adjusted pursuant to the Series A Certificate of Designations. Each Preferred Share will be convertible into the number of Conversion Shares determined by dividing the Purchase Price by the Conversion Price in effect on the date the Conversion Notice is received by the Company. No fractional shares will be issued, and in lieu of any fractional share, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of conversion.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including: the issuance of capital stock of the Company as a dividend or distribution on any shares of Common Stock; subdivisions, combinations and reclassifications or recapitalizations of the Common Stock; the issuance by the Company (to all holders of Common Stock or otherwise) of Common Stock, or of rights, warrants or convertible securities entitling the holder to subscribe for or purchase Common Stock, at less than the current market price (as calculated in the Series A Certificate of Designations); and the combination of the Company's shares of Common Stock into a larger number of shares. No adjustment in the Conversion Price is required unless such adjustment would require a change of at least 5% in the price then in effect, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Before taking any action which would cause an adjustment effectively reducing the Conversion Price below the par value of the Common Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock at the Conversion Price as so adjusted.

     OPTIONAL REDEMPTION The Company may, at its option, at any time prior to the second anniversary of the Closing, redeem the Convertible Preferred Stock in whole, or from time to time in part, at a redemption price of $1,200 per share in cash, together with all accrued and unpaid dividends through the date fixed for redemption. The Company may, at its option, at any time subsequent to the second anniversary of the Closing, redeem the Convertible Preferred Stock in whole, or from time to time in part, at a redemption price of $1,000 per share in cash, together with all accrued and unpaid dividends through the date fixed for redemption (the amounts referred to in the immediately preceding sentence and in this sentence, collectively, the "Redemption Payment"). The entire Redemption Payment shall be paid in cash. The Company shall not be permitted to redeem any Preferred Share for which it shall have received on or prior to the close of business on the date fixed for redemption a duly executed Conversion Notice. The Company shall not be required to notify holders of Convertible Preferred Stock of the redemption thereof prior to the date fixed for redemption.

     MATURITY. On the fifth anniversary of the Closing (the "Maturity Date"), each Preferred Share then outstanding shall automatically be redeemed by the Company, at a redemption price of $1,000 per share in cash, together with all accrued and unpaid dividends thereon.

     REGISTRATION RIGHTS. The Company has agreed to prepare and file and use its best efforts to cause the Registration Statement to become effective within 180 days after the Closing. The Company shall use its best efforts to keep the Registration Statement effective until the 30th month after the closing.

     If at any time during the three-year period following the Closing a registration statement under the Securities Act covering the Common Stock is not effective, the Common Stock may not be sold or otherwise transferred except in accordance with an exemption from, or otherwise in a transaction not subject to, the registration requirements of the Securities Act.

EJL REGISTRATION RIGHTS

     As a condition to the EJL acquisition, the Company agreed to grant to the stockholders of EJL certain rights with respect to the registration under the Securities Act of shares of Lois Common Stock received pursuant to the acquisition.

     If the Company at any time (other than pursuant to demand and other registration rights discussed herein) proposes to file a Registration Statement with respect to any class of equity securities under the Securities Act in a primary registration on behalf of the Company and/or in a secondary registration on behalf of holders of such securities (except with respect to registration statements on Forms S-4 and S-8 or another form not available for registering shares for sale to the public for cash), at any time within the period commencing one year after the date of consummation of the stock purchase and ending three months from the end of the Earn-Out Period (as defined in the Revised Agreement), the Company will give prompt written notice to the holders of Registrable Securities (defined as all shares issued to the EJL stockholders under the terms of the acquisition) of its intent to file the Registration Statement and will offer to include in such Registration Statement to the maximum extent possible any Registrable Securities for which the Company has received requests for inclusion, provided, among other conditions, that the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of shares requested to be included in the registration.

     The EJL registration rights further provide that upon the written request of the holders of 50% of the aggregate of the Registrable Securities issued and outstanding on the date of such request, made at any time within the period commencing one year after the date of consummation of the stock purchase and ending three months from the end of the Earn-Out Period, the Company will file as promptly as practicable and, in any event, within 60 days of receipt of the written request, a registration statement on Form SB-2 (or any other available form) qualifying the Registrable Securities for sale. These demand registration rights may be exercised twice during the registration period. However, the Company shall not be obligated to file a registration statement provided that an opinion of counsel is received which states that the shares may be disposed of pursuant to the provisions of Rule 144 under the Securities Act or, if in the good faith judgment of the Board of Directors, there is a material development relating to the Company which has not been disclosed to the general public, in which case, registration may be delayed until such disclosure is made in the Company's Annual Report on Form 10-K or its Quarterly Report on Form 10-Q.

     In general, all fees, costs and expenses of any such registration (other than underwriting discounts and selling commissions applicable to the sale of shares and counsel fees to the holders of Registrable Securities) will be borne by the Company, and the Company has agreed to pay counsel's fees up to an amount of $10,000 in connection with registrations other than those pursuant to the demand right.

F&K REGISTRATION RIGHTS

     As a condition to the F&K acquisition, the Company granted to the stockholders of F&K certain rights with respect to the registration under the Securities Act of shares of Lois Common Stock received pursuant to the acquisition, including both shares issued directly to the stockholders of F&K as partial consideration for the acquisition and shares issued upon exercise of warrants issued to the stockholders of F&K as partial consideration for acquisition (the "F&K Registrable Securities"). These registration rights are only exercisable until such securities are either registered pursuant to Section 5 of the Securities Act and disposed of in accordance with the Registration Statement or distributed to the public pursuant to Rule 144 (or similar provisions then in force).

     If the Company, at any time within the period ending six months after the second anniversary of the consummation of the stock purchase, proposes to file a Registration Statement with respect to any class of equity securities under the Securities Act in a primary registration on behalf of the Company, which includes a secondary registration on behalf of holders of such securities or in a secondary registration solely on behalf of holders of such securities, and the registration form to be used may be used to register the F&K Registrable Securities (which explicitly excludes registration statements on Forms S-4 and S-8 or any successor forms thereto), the Company will give prompt written notice to the holders of the F&K Registrable Securities of its intent to file the Registration Statement and will offer to include in such Registration Statement, to the maximum extent possible, such number of F&K Registrable Securities with respect to which the Company has received written requests for inclusion therein within twenty days after the giving of notice by the Company, provided, among other conditions that the underwriters on any such offering have the right, subject to certain conditions, to limit the number of shares requested to be included in the registration.

     In general, all fees, costs and expenses of any such registration (other than underwriting discounts and selling commissions applicable to the sale of F&K Registrable Securities and counsel fees to the holders of Registrable Securities) will be borne by the Company, and the Company has agreed to pay counsel's fees of the holders of F&K Registrable Securities up to an amount of $15,000 in the aggregate.

ANTI-TAKEOVER EFFECTS OF CERTAIN CERTIFICATE OF INCORPORATION
AND BYLAW PROVISIONS

     The Company's Certificate of Incorporation authorizes the Board of Directors to issue "blank check" preferred stock from time to time in one or more series, without stockholder approval. The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of preferred stock also could, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. The Company's Certificate of Incorporation and Bylaws also contain certain other provisions that would likely have an effect of delaying or deterring a change in control of the Company, including (i) a vote of at least 75% of the voting securities to amend certain provisions of the Certificate of Incorporation and Bylaws, (ii) advance notice procedures with respect to nomination of directors or other matters to be voted on by stockholders other than by or at the direction of the Board of Directors, (iii) the taking of action by the Company's stockholders only at a duly called annual or special meeting, which may only be called by the Co-Chairmen of the Board or a majority of the directors, (iv) the sole power to fill vacancies on the Board of Directors and (v) the ability to remove directors only for "cause," as defined in the Certificate of Incorporation.


                              SELLING STOCKHOLDERS

     The 332,714 shares of Common Stock covered by this Prospectus are those issuable upon conversion of the Convertible Preferred Stock. The shares are offered by the Selling Stockholders identified in the table below. It is unknown if, when, or in what amounts a Selling Stockholder may offer the Shares for sale. There is no assurance that the Selling Stockholders will sell any or all of the shares offered hereby.

     Because the Selling Stockholders may offer all or some of the shares pursuant to the Offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the Selling Stockholders after completion of the Offering, no estimate can be given as to the amount of the shares that will be held by the Selling Stockholders after completion of the Offering. The following table sets forth: (i) the names of the Selling Stockholders; (ii) the aggregate principal amount of Convertible Preferred Stock owned by each Selling Stockholder as of the date of this Prospectus; and (iii) the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.

                                                              NUMBER OF SHARES
                                                              OF COMMON STOCK
                                        AGGREGATE PRINCIPAL     ISSUABLE UPON
                                             AMOUNT OF          CONVERSION OF
                                           CONVERTIBLE            CONVERTIBLE
NAME OF SELLING STOCKHOLDER               PREFERRED STOCK     PREFERRED STOCK

JAMES O'DONNELL                                 100               15,384

BRADLEY AND MARY JO RAZOOK JTTEN                 25                3,846

ROBERT AND CLAUDIA STEWART JTTEN                 75               11,538

KAREN BERKENFELD                                 10                1,538

DENNIS MEHIEL                                    25                3,846

JORDAN H. REDNOR                                 15                2,307

N.J. NICHOLAS JR.                                25                3,846

ANNE T. KAVANAGH                                100               15,384

TMOI INC                                        200               30,769

EDWARD STEWART REVOCABLE                         50                7,692

GEORGIA VERU                                    150               23,076

PETER T. VERU                                   150               23,076

DENNISON T. VERU                                100               15,384

GEORGE AND ROSEMARY LOIS JTTEN                  100               15,384

DAVE DEBUSSCHERE                                 25                3,846

MICHELE T. DE MAIO                               50                7,692

RON HOLLAND ADVERTISING INC.                    200               30,769

NANETTE SCOFIELD                                150               23,076

PETER T. SIDOTI                                  25                3,846

SANTANDER - LOIS                                100               15,384
JOINT VENTURE

BRUCE E. TOLL                                   100               15,384

ALBERT AUBURN &
MARION RAE AUBURN (JTWROS)                       15                2,307

PAUL BERKMAN & JUDITH BERKMAN (JTWROS)           50                7,692

GERALD FELDMAN                                  100               15,384

THEOBOLD M. KARCH TTEE, THEOBOLD M.
KARCH REVOCABLE TRUST U/A/D 1/11/94              10                1,538

MORRIS RUBIN & ELAINE RUBIN (JTWROS)             25                3,846

KANTER FAMILY                                    50                7,692

MARIA LA ROSE KARCH, FBO MARIA LA ROSA
KARCH REVOCABLE TRUST 7-24-95
MARIA LA ROSA
KARCH REVOCABLE TRUST 7-24-95                    10                1,538

EDWARD A. SWEENEY                                10                1,538

YIANNIS MONOVOUKAS                               15                2,307

YISKA MOSER                                      50                7,692

SOLOMON & CAROLE BLISKO JTTEN                    25                3,846

WILLIAM FLANNERY                                 25                3,846
                                                 -----------------------

                                              2,160              332,293
                                              ==========================

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. The Selling Stockholders may sell all or a portion of the shares of Common Stock which may be issued to them from time to time while the registration statement of which this Prospectus is a part remains effective. To the extent required, the number of shares of Common Stock to be sold, the names of the Selling Stockholders, the purchase price, the name of any agent or dealer and any applicable commissions with respect to a particular offer will be set forth in an accompanying supplement to this Prospectus. The aggregate proceeds to the Selling Stockholders from the sale of Common Stock offered hereby will be the prices at which such securities are sold, less any commissions. There can be no assurance that the Selling Stockholders will convert any of their Convertible Preferred Stock nor sell any of the shares of Common Stock issuable upon their conversion.

     The Common Stock may be sold by the Selling Stockholders upon conversion in transactions on the over-the-counter market, in negotiated transactions, or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. A Selling Stockholder may elect to engage a broker or dealer to effect sales in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the converted shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The Selling Stockholders may also pledge such shares to banks, brokers or other financial institutions as security for margin loans or other financial accommodations that may be extended to such Selling Stockholders, and any such bank, broker or other institution may similarly offer, sell and effect transactions in such shares.

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of Common Stock may not be sold unless such shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with. The Company has agreed to indemnify the Selling Stockholders against certain liabilities under the Securities Act.

     The Company shall use its best efforts to maintain the effectiveness of the Registration Statement for a period of thirty months through the preparation and filing with the SEC of such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be required by the rules, regulations or instructions applicable to the use of Form SB-2 by the Securities Act or rules and regulations thereunder or otherwise necessary to keep the Registration Statement effective and will cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act.

     The Company will pay all expenses incident to the offering and sale of the Common Stock to the public other than underwriting discounts and selling commissions.

                                  LEGAL MATTERS

     Certain legal matters, including the legality of the issuance of the shares of Common Stock, are being passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York 10038.

                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and for each of the years in the three year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS
                                  LOIS/USA INC.


CONSOLIDATED ANNUAL AUDITED FINANCIAL STATEMENTS
                                                                   PAGE

Independent Auditors' Report........................................F-2

Consolidated Balance Sheet at December 31, 1996 and 1997............F-3

Consolidated Statements of Operations
for the years ended December 31, 1995, 1996 and 1997................F-4

Consolidated Statements of Changes in Stockholders'
Deficit for the years ended December 31, 1995, 1996 and 1997........F-5

Consolidated Statements of Cash Flows
for the years ended December 31, 1995, 1996 and 1997................F-6

Notes to Consolidated Financial Statements..........................F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Lois/USA Inc.:

We have audited the accompanying consolidated balance sheets of Lois/USA Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lois/USA Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP

New York, New York
March 12, 1998

                         LOIS/USA INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997
                     (000'S OMITTED, EXCEPT FOR SHARE DATA)

                                   ASSETS                                   December 31,             December 31,
                                                                                1996                     1997
CURRENT ASSETS:
Cash and cash equivalents                                                   $      567              $   3,218
Accounts receivable, net                                                        21,788                 38,475
Expenditures billable to clients                                                 1,702                    764
Other current assets                                                               470                    758
                                                                              -----------         ------------
     TOTAL CURRENT ASSETS                                                       24,527                 43,215
                                                                              ---------            ----------

PROPERTY AND EQUIPMENT, AT COST:                                                 2,948                  4,503
Less-accumulated depreciation and amortization                                  (2,112)                (2,470)
                                                                              -----------          ------------
     Net property and equipment                                                    836                  2,033
                                                                              -----------          ------------

OTHER ASSETS:
Deferred financing costs, net                                                      350                    747
Goodwill, net                                                                   18,118                 23,816
Other assets                                                                       165                    451
                                                                             ------------         ------------
     TOTAL OTHER ASSETS                                                         18,633                 25,014
                                                                             ------------         ------------
     Total assets                                                           $   43,996              $  70,262
                                                                            =============          ===========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Bank overdraft                                                              $    2,865              $      -
Accounts payable                                                                29,285                 48,789
Accrued expenses                                                                 1,423                  4,713
Bank loan                                                                        1,580                  4,642
Advance billings                                                                 2,362                  1,787
Lease related reserves - current                                                 1,333                  1,622
                                                                             ------------         ------------
    TOTAL CURRENT LIABILITIES                                                   38,848                 61,553
                                                                             ------------         ------------
OTHER LIABILITIES:
Lease related reserves                                                           4,834                  4,854
Equity subject to put rights                                                       270                      -
Deferred purchase price                                                          5,939                  9,250
                                                                             ------------         ------------
     TOTAL LIABILITIES                                                          49,891                 75,657
                                                                             ------------         ------------

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK                                                        -                     2,160

STOCKHOLDERS' DEFICIT:
Preferred stock, par value $.01 per                                               -                       -
share:  1,000,000 shares
authorized; no shares issued and outstanding
Common stock, par value $.01 per share:                                             26                     24
  20,000,000 shares authorized; 2,555,875
and 2,439,861 issued  and outstanding in
1996 and 1997, respectively.
Additional paid-in capital                                                       5,757                  5,537
Accumulated deficit                                                            (11,678)               (13,116)
                                                                             ------------         ------------
     TOTAL STOCKHOLDERS' DEFICIT                                                (5,895)                (7,555)
                                                                             ------------         ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                              $ 43,996               $ 70,262
                                                                              ========               =========



  The accompanying notes are an integral part of these consolidated statements.

                         LOIS/USA INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                     (000'S OMITTED, EXCEPT FOR SHARE DATA)

                                                                   1995                    1996                   1997
                                                                  ------                  ------                  ----
REVENUE:
Commissions and fees                                           $    16,035             $    23,067             $  28,284
                                                               -----------             -----------             ---------

OPERATING EXPENSES:
Salaries and related costs                                           9,986                  16,218                19,143

Unusual costs                                                           -                    3,583                    -
Client services                                                      1,387                   1,934                 2,578
Rent and related charges                                             1,334                   1,702                 1,686
Amortization of goodwill                                                88                   1,032                 1,044
Depreciation and amortization                                          215                     441                   350
Other operating expenses                                             1,723                   2,755                 4,299
                                                               -----------             -----------             ---------
     TOTAL OPERATING EXPENSES                                       14,733                  27,665                29,100
                                                               -----------             -----------             ---------

OPERATING INCOME (LOSS)                                              1,302                  (4,598)                 (816)


NONOPERATING EXPENSES:
Interest, net                                                          138                     232                   170
Amortization of deferred
 Financing costs                                                        56                      87                   398
                                                               -----------             -----------             ---------
     TOTAL NONOPERATING EXPENSES                                       194                     319                   568
                                                               -----------             -----------             ---------
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR
INCOME TAXES                                                         1,108                  (4,917)               (1,384)

PROVISION(BENEFIT) FOR INCOME TAXES                                    390                     307                    (3)
                                                               -----------             -----------             ---------
NET INCOME (LOSS)                                                $     718             $    (5,224)            $  (1,381)
                                                               ===========             ===========             ==========
EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED                    $     .33                $ (2.09)             $    (.57)
                                                               ===========             ===========             ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES                         2,175,000               2,496,928             2,439,259
                                                               ===========             ===========             ==========
OUTSTANDING

  The accompanying notes are an integral part of these consolidated statements.

                         LOIS/USA INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                 (000'S OMITTED)



                                                       COMMON        COMMON     ADDITIONAL
                                                       STOCK          STOCK       PAID-IN        ACCUMULATED
                                                       SHARES      PAR VALUE      CAPITAL           DEFICIT            TOTAL

BALANCE,  DECEMBER 31, 1994                            1,775          $ 18       $ 1,029          $ (7,172)          $ (6,125)

Conversion of Redeemable Warrants                         81             1         1,357               -                1,358

Issuance of common shares                                300             3         1,360               -                1,363

Net income                                                -             -            -                 718                718
                                                       -----          -----       -------         --------           ----------
BALANCE,  DECEMBER 31, 1995                            2,156            22         3,746            (6,454)            (2,686)

Issuance of common shares                                400             4         2,011               -                2,015

Net loss                                                   -             -           -              (5,224)            (5,224)
                                                       -----          -----       -------         --------           ----------
BALANCE,  DECEMBER 31, 1996                            2,556              26       5,757           (11,678)            (5,895)

EJL settlement - return of shares                       (189)             (2)       (863)              -                 (865)
Acquisition of Fogarty & Klein, Inc.
    Issuance of shares                                    50               -         481               -                  481
    Issuance of warrants                                  -                -         122               -                  122
    Shares issued for acquisition costs                   23               -         164               -                  164
Stock dividends on redeemable preferred                   -                -          37               -                   37
 stock
Net issuance costs                                        -                -        (161)              -                 (161)
Dividends on redeemable preferred stock                   -                -          -                (57)               (57)
Net loss                                                  -                -          -             (1,381)            (1,381)
                                                       -----          -----       -------         --------           ----------
BALANCE,  DECEMBER 31, 1997                            2,440            $ 24      $5,537          $(13,116)           $(7,555)
                                                       =====          ======      =======         =========          ==========



  The accompanying notes are an integral part of these consolidated statements.

                         LOIS/USA INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                 (000'S OMITTED)

                                                                                     1995                1996            1997

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                 $    718           $  (5,224)        $  (1,381)
Adjustments to reconcile net income (loss)
to net cash provided by  (used in) operating
activities:
      Present value interest on Deferred Purchase Price                                 -                   -                140
      Depreciation and amortization                                                    215                 441               350
      Loss on disposals of fixed assets                                                 -                  254                41
      Amortization of deferred financing costs                                          56                  87               398
      Bad debt expense                                                                  72                  60               127
      Amortization of goodwill                                                          88               1,032             1,044
      Deferred taxes                                                                   390                  76                -
      Decrease in lease related reserves                                                -               (1,278)           (1,611)
      Other                                                                             -                   -                100
(Increase) decrease in accounts receivable                                          (5,635)              7,653              (267)
(Increase) decrease in expenditures billable to clients                               (514)                196             1,372
(Increase) decrease in other current assets                                           (450)                528              (293)
Decrease in other assets                                                                -                  (89)               -
Increase (decrease) in bank overdraft                                                   -                2,865            (2,865)
Increase (decrease) in accounts payable                                              7,198              (7,362)            3,879
Increase (decrease) in accrued expenses                                                 -               (1,174)              366
Increase (decrease) in advanced billings                                                -                1,884            (1,459)
Decrease in deferred payouts                                                           (47)                (46)             (250)
    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                              2,091                 (97)             (309)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets                                                               (72)               (185)             (268)
Cash paid for acquisitions, net of cash acquired of $3,101 in 1997                      -               (1,888)             (399)
Acquisition costs                                                                       -                 (347)             (618)
    NET CASH (USED IN) INVESTING ACTIVITIES                                            (72)             (2,420)           (1,285)
CASH FLOWS FROM FINANCING ACTIVITIES:
Preferred dividends                                                                      -                  -                (21)
Cash paid for fees on secured credit agreement                                           -                  -               (161)
Proceeds from redeemable preferred stock                                                 -                  -              2,160
Proceeds from borrowings under credit facility                                           -               1,580             3,062
Net proceeds of public offering                                                      1,665                  -                 -
Subordinated debt redemption                                                        (3,200)                 -                 -
Increase in deferred financing costs                                                  (212)               (225)             (795)
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             (1,747)              1,355             4,245
    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               272              (1,162)            2,651

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                         1,457               1,729               567
CASH AND CASH EQUIVALENTS, END OF YEAR                                             $ 1,729             $   567            $3,218

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION                                     1995                1996              1997
CASH PAID DURING THE PERIOD FOR:
Interest                                                                        $      138            $    297           $   110
Income taxes                                                                           270                 140                37




  The accompanying notes are an integral part of these consolidated statements.

                         LOIS/USA INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lois/USA Inc. ("Lois/USA" or the "Company") is a holding company established in 1991 to acquire certain predecessor companies controlled by Lois/USA stockholders. Lois/USA conducts its operations through subsidiaries. All significant intercompany balances and transactions have been eliminated.

The Company is a full service advertising and marketing communications company operating on a national basis through its four advertising agencies located in New York, Chicago, Los Angeles, Houston, Austin and Dallas. In addition to the planning, creating and placement of advertising, the Company offers its clients a broad range of other marketing communication services, including marketing consultation, consumer market research, direct mail advertising, merchandising design and corporate identification services.

The Company's business operations are not seasonal; however, based upon individual client expenditures, significant quarter-to-quarter fluctuations in billings and net income may occur.

A key element of the Company's strategic plan is to evaluate, for acquisition, advertising agencies which would be complementary to the Company's current business activities. Financing for acquisitions will vary upon the economics of each situation, however, the Company's acquisition financing strategy is likely to include issuances of securities and deferred contingent payments as part of the purchase price. The ability to consummate future acquisitions may require material capital expenditures or commitments that could place significant constraints on future working capital. In addition, the bank credit agreement discussed in Note 6 contains covenants restricting the Company from making capital expenditures in excess of specified amounts. Furthermore, issuances of securities, either to consummate acquisitions or to obtain operating working capital, could dilute existing shareholders.


RECOGNITION OF COMMISSIONS AND FEES

Commissions and fees represent the principal source of income and are derived from placing client advertising with various forms of media. Commissions on media placements and production and fee billings are recognized at the time such services are rendered to clients in the normal course of business.


ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

The Company arranges for the placement of media with various providers. These providers bill the Company and the Company bills its clients. Accordingly, balances of accounts receivable and accounts payable will be disproportionate to the Company's revenue, which only includes commissions and fees derived from clients. Included in accounts receivable at December 31, 1996 and 1997 are allowances for uncollectible accounts of $823,000 and $1,087,000, respectively.

CASH AND CASH EQUIVALENTS

Cash includes cash on hand and in banks. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

EXPENDITURES BILLABLE TO CLIENTS

Expenditures billable to clients represent unbilled external production costs on work in progress. Revenue is recognized when the project is completed and subsequently billed. Amounts will be realized during the normal operating cycle of the Company through billing and collection.

INVESTMENTS

The Company has developed a concept known as Lois/USA Ventures which is made available to certain carefully selected clients that are at an early development stage, during which advertising would be strategically advantageous, but which lack sufficient cash resources to support the desired level of advertising and creative talent. The Company provides its creative services to such clients and receives an equity interest in the client as a component of its fee arrangement; clients are required to pay the Company cash for all out-of-pocket costs, including media and production costs. Equity investments are carried at their cost, which approximates market value, and are included in other current assets on the accompanying consolidated balance sheet. During 1997, the Company received options in two companies under this program. Such options were valued at $118,000, representing the value of the underlying stock over the exercise price at the date of grant.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation for both book and tax purposes is computed using the straight-line method over the estimated useful lives of the related assets ranging from 5 to 7 years. Leasehold improvements are amortized over the lives of the respective leases. At the time of retirement or other disposition of properties, the cost and accumulated depreciation are removed from the accounts and gains and losses are reflected in income.

GOODWILL

Goodwill represents the excess of the acquisition costs over the fair value of the net tangible assets acquired. Goodwill recorded in connection with the acquisition of the Chicago office, EJL (see Note 3) and Fogarty & Klein, Inc. (see Note 2) is being amortized on a straight-line basis over 10 years, 20 years and 20 years, respectively. At December 31, 1996 and 1997, accumulated amortization of goodwill amounted to $1,618,000 and $2,662,000, respectively. Management periodically evaluates goodwill for impairment on the basis of a comparison of the future estimated undiscounted cash flows arising from the acquired business to the related unamortized goodwill.

DEFERRED FINANCING COSTS

Deferred financing costs at December 31, 1997 represent financing costs incurred in connection with a new credit facility obtained in October 1997, as discussed in Note 6. These costs are being amortized on a straight-line basis over three years. Prior to 1997, deferred financing costs represented financing costs incurred in connection with the acquisition of EJL. These costs were written off in 1997 when the new credit facility was obtained.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 1996, the Company adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets, and for assets to be disposed of. The adoption of this statement had no effect on the consolidated financial statements.

STOCK-BASED COMPENSATION

The Company measures compensation expense related to the grant of stock options and stock-based awards to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, under which compensation expense, if any, is based on the difference between the exercise price of an option, or the amount paid for an award, and the market price or fair value of the underlying common stock at the date of the award or at the measurement date for variable awards. Stock-based compensation arrangements involving non-employees are accounted for under SFAS No. 123, under which such arrangements are accounted for based on the fair value of the option or award. As required by SFAS No. 123, the Company discloses pro forma net income and net income per share information reflecting what the effect of applying SFAS No. 123 fair measurement to employee arrangements would be. See Note 9.

INCOME TAXES

The Company provides for taxes at the federal, state and local levels. Deferred taxes are provided for differences between the financial accounting and income tax basis of assets and liabilities in accordance with SFAS No. 109.

SEVERANCE AGREEMENTS

Arrangements with certain employees provide for continuing payments for periods after cessation of their full time employment in consideration of agreements by the employees not to compete and to render consulting services in the post-employment period. Such payments, which are determined, subject to certain conditions and limitations, by earnings in subsequent periods, are expensed in such periods.

CONCENTRATION OF CREDIT RISK AND FAIR VALUE OF FINANCIAL
INSTRUMENTS

The Company had one client from whom revenues exceeded 10% of consolidated revenues in the years ending December 31, 1997 and 1996. Two other clients accounted for revenues in excess of 10% of consolidated revenues for the year ended December 31, 1995. The following table sets forth the revenues by client and the percentage of consolidated revenue which this represents.

                               CLIENT 1         CLIENT 2            CLIENT 3
                           ---------------------------------------------------

1997:
REVENUE                       4,407,000
% Revenue                        16.00%

1996:
Revenue                      $2,654,000
% REVENUE                        11.00%

1995:
Revenue                                       $2,107,000          $2,030,000
% REVENUE                                         13.00%              12.00%



As of December 31, 1997, 1996, and 1995, the aggregate amounts due from clients which accounted for 10% or more of revenues in each applicable year and included in accounts receivable were $1,454,320, $1,831,064 and $6,004,865, respectively. Substantially all of these receivables have since been collected.

Financial instruments that subject the Company to concentrations of credit risk include cash and accounts receivable. The Company maintains its cash in bank accounts and short-term overnight investments which, at times, may exceed federally insured limits. Other than accounts receivable due from significant customers as discussed above, the majority of the Company's receivables are due from geographically dispersed clientele, principally in the consumer products industry.

The Company's debt obligations bear interest at floating interest rates. Accordingly, recorded amounts are substantially equivalent to fair market value.

EARNINGS PER SHARE

The Company adopted the provisions of SFAS No. 128, "Earnings Per Share", effective December 31, 1997. As required by SFAS No. 128, earnings per share amounts for prior years have been restated; the restatement did not have a material effect on the previously reported amounts.

Basic earnings per share excludes any dilution for common stock equivalents and is computed on the basis of net income or loss, adjusted for the dividend requirement on the Company's Series A Convertible Preferred Stock , divided by the weighted average number of common shares outstanding during the relevant period.

Diluted earnings per share reflects the potential dilution that could occur if options or other securities or contracts entitling the holder to acquire shares of common stock were exercised or converted, resulting in the issuance of additional shares of common stock that would then share in earnings. Diluted earnings per share is also computed on the basis of the weighted average number of common shares outstanding during the relevant periods as the consideration of stock options and warrants would be anti-dilutive.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires the use of certain estimates made by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

CASH FLOWS

The following supplemental schedule summarizes the fair value of non-cash assets acquired, cash paid, common shares issued and the liabilities assumed in conjunction with the acquisition of equity interests in subsidiaries for each of the three years ended December 31:

                                             1995         1996         1997

Fair value of non-cash assets acquired    $    -         $30,794     $  18,681
Cash paid, net of cash acquired                -          (2,235)         (399)
Common shares                                  -          (2,015)       (2,500)
                                          -------       ---------    ----------
Liabilities assumed                       $    -        $ 26,544     $  15,782
                                          =======       =========    ==========


NEW ACCOUNTING PRONOUNCEMENTS

In June 1997 the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes a requirement for the display of the components and total of comprehensive income in a financial statement having equal prominence to the other financial statements included in a full set of general purpose financial statements. Comprehensive income includes net income and items of gain or loss that, under generally accepted accounting principles, are excluded from net income and charged or credited directly to stockholders' equity. SFAS No. 130 is effective for years beginning after December 15, 1997. The Company has completed its analysis of the requirements of SFAS No. 130. The implementation of the requirements of this statement, however, will not affect the Company's net income, cash flows or financial position.

In June 1997 the FASB also issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS No.131 is effective for years beginning after December 15, 1997 and replaces the requirements of SFAS No. 14 concerning the manner in which an enterprise defines its reportable business segments and the nature of the information about business and geographic segments disclosed in the annual and interim financial statements of public companies. The Company has not yet completed its analysis of the requirements of SFAS No. 131. The implementation of the requirements of this statement will not have any material impact on the Company's consolidated financial statements.


2.       ACQUISITION OF FOGARTY & KLEIN, INC.

On December 31, 1997, the Company acquired all of the outstanding common stock of Fogarty & Klein, Inc. and its subsidiaries ("F&K"). The Company made an initial payment comprised of cash of $3,500,000, and the issuance of 50,000 shares of the Company's common stock and warrants for the purchase of 39,000 shares of the Company's common stock, exercisable through December 31, 2000 at an exercise price of $10.00 per share.

The F&K Agreement requires the Company to make additional purchase price payments on the first, second and third anniversaries of the acquisition. On December 31, 1998 the sellers will receive an additional cash payment of $1,125,000 and warrants for the purchase of 50,000 shares of the Company's common stock exercisable through December 31, 2001 and an exercise price of $11.00 per share. On December 31, 1999, the Company is required to make a cash payment of $1,125,000 and to issue an additional 50,000 warrants, exercisable through December 31, 2002 at an exercise price of $12.25 per share. Finally, on December 31, 2000, the Company must make a final cash payment of $3,250,000, which may be increased or decreased by up to $450,000 for 15% of the difference between the actual commissions and fees of F&K for the three years ending December 31, 1999, from clients existing at the time of the acquisition and $42 million. Concurrent with the acquisition of F&K, the Company entered into certain employment contracts with the three senior officers of F&K that provide for aggregate compensation of $4,950,000 over the next five years. Of that amount, $1,200,000 has been treated as a component of the purchase price. The Company also incurred transaction costs of $665,000 in connection with the transaction.

The acquisition has been accounted for as a purchase, with the amounts payable during 1998, 1999 and 2000 included in the determination of the purchase price at their present value (aggregating $5,827,000) and included in the consolidated balance sheet as Deferred Purchase Price. The aggregate purchase price, at its present value of $10,594,000 was allocated to the assets acquired and liabilities assumed based on their fair values, with the remainder of $8,244,000 recorded as goodwill. The goodwill recorded as a result of the acquisition of F&K is being amortized over 20 years. None of the goodwill recorded will be deductible for tax purposes; as a result, the Company's effective tax rate will be adversely impacted.

The following unaudited pro forma consolidated results of operations for the years ended December 31, 1996 and 1997 are presented as if the acquisition of F&K had been made on January 1, 1996. The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the purchase been made during the periods presented or the future results of operations under the ownership and management of the Company.

(In thousands except per share amounts)         1996              1997
                                         ------------------  ---------------
Commissions and fees                           35,176            43,459
Net (loss) income                              (3,745)              576
Net (loss) income per common share            $ (1.47)            $ .60


3.       ACQUISITION OF EISAMAN, JOHNS & LAWS ADVERTISING, INC.

On February 12, 1996, Lois/USA acquired all of the outstanding shares of Eisaman, Johns & Laws Advertising, Inc. ("EJL"), a national advertising agency established in 1959, with its principal advertising offices in Los Angeles, Chicago, Houston and Detroit. For its fiscal years ended February 28, 1993, 1994 and 1995, EJL had unaudited commission and fee revenues of $19,087,000, $18,151,000 and $17,011,000, respectively, and unaudited net income (loss) of $18,000, ($5,000) and ($788,000), respectively.

Pursuant to the Original Stock Purchase Agreement (the "Original Agreement"), between the Company and the shareholders of EJL (the "Sellers"), the Company made an initial cash payment of $4,000,000 and issued to the Sellers 333,333 shares of the Company's common stock, par value $.01 per share, ("Common Stock") which were valued at $6.00 per share.

The Original Agreement provided that the Sellers were to receive as additional purchase price, an amount equal to the lesser of 5% of the combined revenue of Lois/USA and EJL, as defined in the Original Agreement, or $12,000,000 (the "Additional Purchase Price") over a period of five years from the date of the acquisition. Payments were to be made in the ratio of 75% cash and 25% in Common Stock, valued at $6.00 per share for the first four quarters and thereafter valued at the fair market value of the Common Stock as defined in the Original Agreement. At least $1,750,000 of Additional Purchase Price was payable for the year ending December 31, 1996. Additionally, the Original Agreement provided that the Sellers would receive minimum Additional Purchase Price cash payments of $6,000,000. If, by December 31, 1999, the Sellers had not received such cash payments, the difference between the $6,000,000 amount and the cash paid through that date was to be paid to the Sellers by (i) first, allowing the Sellers to require the Company to repurchase, or "put" to the Company, shares of Common Stock issued to them as Additional Purchase Price (but not the 333,333 shares of Common Stock issued at the initial closing), on a last issued first repurchased basis, at the per share values at which the shares were issued, and (ii) second, if such repurchases do not cause the total cash Additional Purchase Price payments to equal $6,000,000, making a cash payment to the Sellers of the remaining difference. The Sellers were also to receive a final payment, payable in shares of Common Stock, of $750,000, in 2001; that $750,000 is not a component of the calculations above.

The Company accounted for the acquisition using the purchase method of accounting, and since February 12, 1996, the Company's consolidated financial statements have included EJL's assets, liabilities and results of operations. At the date of acquisition, the minimum guaranteed Additional Purchase Price of $6,750,000 was recorded as a liability on the Company's consolidated balance sheet (which was reduced to $5,939,000 as of December 31, 1996 as a result of payments made through that date) and the excess of the minimum guaranteed purchase price of $12,750,000 over the fair market value of the net assets acquired and liabilities assumed was reflected in the Company's consolidated financial statements as goodwill. This purchase resulted in recording goodwill in the amount of $18,825,064. The goodwill is being amortized on a straight-line basis over a period of 20 years. None of the recorded goodwill will be deductible for income tax purposes. As a result of the non-deductibility of goodwill, the Company's effective tax rate will be adversely impacted.

In May 1997, the Company and the Sellers agreed to revise the terms of the Original Agreement. Under the revised terms, the Sellers will receive a total of $9,646,000, comprised of (i) the $4,000,000 cash paid at the closing, (ii) cash payments of $811,000 made during fiscal 1996, (iii) $1,135,000 through the retention of 189,183 shares (of the total of 378,366 shares) of common stock issued to them through December 31, 1996 under the Original Agreement (the remaining 189,183 shares to be returned to the Company), and (iv) future cash payments totaling $3,700,000, payable $135,000 quarterly commencing June 1999 through March 2004 and then $50,000 quarterly commencing June 2004 through March 2009. The revised purchase price, with the future payments discounted at a rate of 6.5% per annum, is $8,612,000, which is $4,480,000 less than the purchase price recorded under the Original Agreement. The recording of the effects of the revisions of the terms of the acquisition, which is reflected in the Company's consolidated financial statements in the second quarter of fiscal 1997, had the effects, relative to December 31, 1996 amounts, of (i) reducing goodwill by $4,480,000, (ii) reducing the liability for the future payments by $3,345,000,
(iii) eliminating the $270,000 for redeemable common stock, and (iv) reducing stockholders' equity by $865,000. In connection with the revision of the terms of and the accounting for the acquisition, the Company accrued as a portion of the purchase price approximately $900,000 of future compensation payable under employment contracts with former EJL shareholders, and a liability of $1.9 million for unfavorable lease terms.

The Company closed the EJL Houston office as of December 31, 1996 due to the loss of that office's only client. Losses attributable to the Houston office in 1996 of $1.7 million in addition to severance and other redundant costs associated with post combination operations have been classified as Unusual Costs on the accompanying consolidated statement of operations.

The following unaudited pro forma consolidated results of operations for the years ended December 31, 1995 and 1996 are presented as if the EJL acquisition had been made on the terms in the Original Agreement at the beginning of each period presented. As the acquisition occurred on February 12, 1996, the results for 1996 are not materially different from the Company's consolidated results and as such have not been adjusted. The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the purchase been made during the periods presented or the future results of the combined operations under the ownership and management of the Company.

     (In thousands except per share amounts)         1995             1996
     Commissions and fees                           32,474           23,067
     Net loss                                         (191)          (5,224)
     Net loss per common share                       $(.09)          $(2.09)

4.       PROPERTY AND EQUIPMENT

Fixed assets as of December 31, 1996 and 1997 are summarized as follows (000's omitted):


                                               1996                 1997
                                               ----                 ----
Equipment                                     $1,342              $2,161
Furniture and fixtures                           759                 917
Leasehold improvements                           474                 869
Autos                                             55                  47
Computers                                        318                 509
                                            --------
                                               2,948               4,503
Less- Accumulated depreciation
  and Amortization                             2,112               2,470
                                             -------               -----
                                              $  836              $2,033
                                             =======              ======


5.       THE COMPANY'S OFFERING

On January 3, 1995, the Company consummated a registered direct placement of 300,000 shares of common stock at a price of $6.00 per share (the "Offering"). The gross proceeds of $1,800,000 were reduced by seller's commissions of $108,000 and other professional fees and expenses of approximately $329,000. These net proceeds, together with the borrowings discussed in Note 6, were used to repay, in full, the Company's outstanding $3,200,000 subordinated loan payable which was due on December 31, 1994 (Note 8).

Concurrent with the Offering, the Company and Messrs. Lois and Veru (the Company's then principal stockholders and chief executive and chief operating officers) entered into an agreement with the holders of the Company's then outstanding warrants, as discussed in Note 8, whereby the Company agreed to issue the warrant holders 100,000 newly issued common shares and Messrs. Lois and Veru each agreed to transfer 62,500 common shares owned by them to the warrant holders. The 225,000 shares, valued at $6.00 per share, for a total of $1,350,000, was reflected as additional paid-in capital upon completion of the Offering. The full $1,350,000 value of the warrants was charged to expense during 1991 through 1994.


6.       CREDIT FACILITIES

Concurrent with the Company's Offering in January 1995 and the repayment of the subordinated loan discussed in Note 8, the Company entered into a $2 million reducing revolving credit facility (the "Reducing Revolving Credit Agreement") with Chase Manhattan Bank ("Chase"). Upon consummation of the Company's Offering, the Company borrowed $2 million under the Reducing Revolving Credit Agreement which, when added to the net proceeds of the Company's Offering, enabled the Company to repay the subordinated loan (see Note 8). Amounts outstanding under the Reducing Revolving Credit Agreement bore interest at the highest rate determined with reference to one of several fluctuating rate bases. The 1995 and 1996 interest rates under the credit facility were 10% and 9.7%, respectively. The Reducing Revolving Credit Agreement contained certain affirmative and negative covenants customary in an agreement of this nature. The terms of the Reducing Revolving Credit Agreement prohibited the Company from paying dividends on its common stock, and borrowings under the Reducing Revolving Credit Agreement were secured by (a) all of the assets of the Company's operating subsidiaries, (b) a pledge of all shares of capital stock of the Company's operating subsidiaries held by the Company, (c) a pledge of all shares of the Company's capital stock held by Messrs. Lois and Veru, and (d) an assignment in favor of Chase of the key man life insurance policies on Mr. Lois (in an amount not less than $2 million) and Mr. Veru (in an amount not less than $1 million).

Concurrent with the acquisition of EJL in February 1996, Chase amended the January 1995 Reducing Revolving Credit Agreement to increase the facility to $3,833,000, extend the maturity date through June 30, 1999 and require quarterly amortization of $250,000 commencing March 31, 1996. The Company was also required to prepay amounts outstanding under the Reducing Revolving Credit Agreement equal to 100% of Excess Cash Flow (as defined in the Reducing Revolving Credit Agreement) up to $300,000 for any year and 50% of Excess Cash Flow above $300,000 for any year. At December 31, 1996, the balance outstanding under this agreement was $1,580,000 and an additional $1,253,000 was available. However, as a result of defaults with respect to other covenants in the agreement, at December 31, 1996 Chase had suspended the Company's right to obtain additional borrowings. Subsequent to year end, the Company repaid all amounts outstanding under the Reducing Revolving Credit Agreement. In May 1997, Chase extended to the Company a new $2.5 million line of credit, to replace the Reducing Revolving Credit Agreement, having collateral terms essentially the same as those of the Reducing Revolving Credit Agreement.

In October 1997, the Company entered into a revolving credit facility with Sanwa Business Credit Corporation ("Sanwa") which provides for borrowings up to $25 million based on a specified percentage of eligible accounts receivable. The Sanwa credit facility has a term of three years, with borrowings bearing interest at 2.5% above the London Interbank Offered Rate ("LIBOR"). Borrowings are secured by essentially all of the assets of the Company, including the common shares and assets of the Company's subsidiaries. Upon the execution of the new facility, the Company borrowed approximately $2.5 million, which was used to repay amounts outstanding under the Reducing Revolving Credit Agreement, as amended, which was then terminated. As of December 31, 1997, borrowings of $4,642,000 were outstanding and additional borrowings of $5,358,000 were available under the Sanwa facility.

In 1995 and 1996, the Company had a $2 million uncommitted line of credit. There were no borrowings outstanding as of December 31, 1995 and 1996. Of this facility, $150,000 has been set aside for a contingent letter of credit in favor of the landlord of the office space leased in New York which would be payable in an event of default. Amounts borrowed will bear interest at a rate to be negotiated upon borrowing.

There were approximately $268,000 in fees and expenses incurred in connection with the initial Reducing Revolving Credit Agreement. These costs were being amortized over the initial three-year period of the loan. Costs to extend the facility of approximately $175,000 and the unamortized fees from the initial loan were written off as of December 31, 1997.


7.   SERIES A PREFERRED STOCK

In May 1997, the Company raised additional capital of approximately $2.2 million through the private placement of 2,160 shares of Series A Convertible Preferred Stock. The Series A Preferred Stock is convertible by the holders thereof into shares of the Company's common stock, at a conversion price of $6.50 per share beginning September 16, 1997. The Company is required to redeem the Series A Preferred Stock, if not earlier converted or redeemed, for $1,000 per share on May 19, 2002.

Dividends on the Series A Preferred Stock are payable quarterly at a rate of $25 per share. Holders were given the right to elect to receive the first four dividend payments in the form of shares of the Company's common stock, valued at $6.50 per share, and the holders of 1,375 shares of the Series A Preferred Stock have so elected.


8.     SUBORDINATED LOAN PAYABLE

In 1991, the Company borrowed $3,200,000, at an interest rate of 11% per annum, payable semiannually. The subordinated loan was due on December 31, 1994 and was collateralized by the Company's receivables. As discussed in Note 6, this loan was repaid in January 1995.

Pursuant to the terms of the subordinated debt agreement, the Company issued stock purchase warrants to the subordinated debt holder, and to the placement agent for the subordinated debt (collectively "Warrant Holders"), which provided for the purchase of an aggregate of 591,667 shares of the Company's common stock to be exercised at an aggregate price of $2,500. The Warrant Holders had the right to require the Company to purchase all of the warrants on December 31, 1996 for a purchase price of $2,439,000 and the Company had a right to require the Warrant Holders to sell such warrants on December 31, 1998 for the same amount and could have elected to pay for such warrants under an installment agreement over 12 months with interest at the prevailing prime rate. The Company was accreting the value of these redeemable warrants from their date of issuance through December 31, 1996. In December 1994, the Company and Messrs. Lois and Veru entered into an agreement with the Warrant Holders to purchase the outstanding warrants, whereby the Company issued the Warrant Holders 100,000 shares of common stock and Messrs. Lois and Veru each agreed to transfer 62,500 shares of common stock owned by them to the Warrant Holders. The 225,000 shares, valued at $6.00 per share for a total of $1,350,000, was reflected as Additional Paid-in Capital upon completion of this transaction in January 1995 (see Note
5).


9.   STOCK OPTION PLAN FOR EXECUTIVE OFFICERS AND DIRECTORS

The Company's 1994 Stock Option Plan for Executive Officers and Directors of Lois/USA (the "Stock Option Plan") was adopted by the Company's Board of Directors in December 1994. A total of 200,000 shares of common stock have been reserved for issuance under the Stock Option Plan. Options may be granted under the Stock Option Plan to executive officers of the Company or a subsidiary. To date, 137,000 options have been granted under the Stock Option Plan.

The Company's Nonqualified Stock Option Plan for Nonemployee Directors (the "Directors' Plan") was adopted in December 1994. The Directors' Plan provided for the automatic one time grant of nonqualified options to nonemployee directors. Under the Directors' Plan, a nonqualified stock option to purchase 10,000 shares of common stock was automatically granted to each nonemployee director of the Company, in a single grant effective as of the date of the Offering or, if later, the time the director first joins the Board of Directors. The Directors' Plan authorizes grants of options up to an aggregate of 100,000 shares of common stock. The exercise price per share is the fair market value of the Company's common stock on the date on which the option is granted (the "Grant Date"), which was equal to the Offering price in the case of the initial grants to outside Directors. The options granted pursuant to the Directors' Plan vest at the rate of one-third each year from the date elected to the Board, subject to certain holding periods required under rules of the Securities and Exchange Commission. Options granted pursuant to the Directors' Plan expire ten years from their Grant Date. The Directors' Plan is administered by the Stock Option Committee of the Board of Directors. The Stock Option Committee has the authority, subject to the terms of the Directors' Plan, to determine the appropriate adjustments in the event of a change in the common stock or the Company's capital structure, and to perform other administrative functions. The Directors' Plan permits the exercise of options upon the occurrence of certain events and upon termination of a director's service as a director (other than for cause), without regard to the three-year schedule described above.

The following sets forth the activity for the Stock Option Plan and the Directors' Plan for the years ended December 31, 1995, 1996 and 1997:


                                                                   Weighted
                                               Number               Average
                                                 of                 Exercise
                                               shares               Price
                                            ---------------    ----------------
Outstanding at December 31, 1994                 -

Granted                                        40,000                $6.00
Exercised                                        -
Forfeited                                        -
                                             ----------------     -------------
Outstanding at December 31, 1995               40,000                 6.00

Granted                                        120,250                6.00
Exercised                                         -
Forfeited                                         -
                                             ----------------     -------------

Outstanding at December 31, 1996               160,250               $6.00

Granted                                         26,750                9.56
Exercised                                         -                     -
Forfeited                                        5,000                6.00
                                             ----------------     --------------

Outstanding at December 31, 1997               182,000               $6.52
                                             ================     ==============
Options exercisable at December 31, 1997       159,750               $6.38
                                             ================     ==============

The Company has adopted the disclosure only provisions of SFAS No. 123 (see Note
1) and is continuing to recognize compensation expense using the intrinsic value method under APB No. 25. Had compensation expense for the Company's stock options been recognized based on the fair market value at the grant date for awards in 1995 and 1996, as determined consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:

                                      (000's omitted, except for share data)
                                      1997           1996           1995
                                      ----           ----           ----

Net (Loss) Income:   as reported      $(1,381)       $(5,224)       $  718
Net (Loss) Income:   pro forma        $(1,506)       $(5,625)       $  678
Net (Loss) Income
per Share:           as reported      $ (.57)        $(2.09)        $  .33
Net (Loss) Income
per Share:           pro forma        $ (.62)        $(2.25)        $   .31


This pro forma impact only takes into account options granted since January 1, 1995. The SFAS No. 123 fair value of each option granted was estimated on the date of grant using a number of factors that resulted in a net value of approximately 50% of the stock price on the grant date.


10. COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with Mr. Lois and Mr. Veru to serve as Co-Chairman of the Board/Chief Executive Officer and Co-Chairman of the Board/President/Chief Operating Officer/ Secretary, respectively. Each of the employment agreements, as amended in January 1996, expires on December 31, 2000 and provides for an option to renew the employment agreement for an additional five years at the discretion of the Board of Directors. Each employment agreement provides that upon termination of the agreement, other than for cause, the Company will enter into a consulting arrangement with Mr. Lois and Mr. Veru, as applicable, for a period of five years, pursuant to which each of Mr. Lois and Mr. Veru, for specific services to be rendered, would be paid 50% of his previous base salary. As compensation for services rendered under their employment agreements, Mr. Lois was paid an annual base salary of $295,000, $325,000 and $350,000 for 1995, 1996 and 1997, respectively, and Mr.
Veru was paid an annual base salary of $275,000, $325,000 and $350,000 for 1995, 1996 and 1997, respectively.

On January 1, 1995, Lois/USA Chicago entered into an employment agreement with Edwin Holzer to serve as Managing Director. This agreement was amended March 1, 1996 to extend the expiration of this agreement to December 31, 1999. Lois/USA Chicago has the right to renew the agreement for additional one-year terms by giving Mr. Holzer written notice of its intention to renew not later than 120 days prior to the end of the initial term or any renewal term. Under this agreement, Mr. Holzer's annual base salary was to be $275,000, for the first three years, and $300,000, for the remaining two years. For 1996 and 1997 Mr. Holzer received a base salary of $300,000. In addition, Mr. Holzer received compensation in the amount of $150,000, which was originally recorded as a prepaid and is amortized as it is earned in three equal annual installments beginning January 1, 1995. Compensation expense relating to this additional compensation was $50,000 in 1995, 1996 and 1997. In addition, the Company created a deferred compensation plan for Mr. Holzer's benefit under which payments totaling $185,686 vested in Mr. Holzer as of December 31, 1992. Under the plan, the Company paid Mr. Holzer $46,422 on March 31, 1993, 1994, 1995 and 1996.

On January 1, 1995 the Company entered into an employment agreement with Robert Stewart to serve as Chief Financial Officer, Treasurer, Assistant Secretary and Executive Vice President. The original agreement was for a term of three years and, pursuant to provisions allowing the Company to renew the agreement for three year periods, has been extended to December 31, 2000. This agreement provides for an annual base salary of $150,000 per year

Concurrent with the acquisition of EJL, the Company entered into five year employment agreements expiring February 13, 2001 with four senior executives of EJL. Pursuant to these agreements, Mr. Laws and Mr. Coe will serve as Chairman of Lois/EJL Los Angeles, and President and Chief Executive Officer of Lois/EJL Los Angeles, respectively, and will each receive a base salary of $325,000 per year. Michele de Maio will serve as President of Lois/EJL Chicago and will receive an annual base salary of $300,000. Upon expiration of these employment agreements, Mr. Laws, Mr. Coe, and Mr. de Maio shall enter into five year consulting agreements providing for payment of $100,000 per year. The Company entered into an employment agreement with Michael Waterkotte to serve as Executive Vice President and Creative Director of Lois/EJL Chicago for an annual base salary of $215,000. At the discretion of the Board of Directors, this agreement may be extended for an additional agreed upon period if the Board notifies Mr. Waterkotte within 60 days of the expiration of the initial term or any renewal term.

Concurrent with the purchase of all the outstanding shares of Fogarty & Klein, Inc. on December 31, 1997, the Company entered into employment agreements with three of F&K's senior executives. These agreements provide for base compensation of $450,000 per year for each of William H. Fogarty, Richard E. Klein and Thomas Monroe. The term of the agreements for each of Messrs. Fogarty and Klein is for a period of three years, and Mr. Monroe's agreement is for a period of five years. In addition to the base compensation, each of the officers is eligible to participate in an annual bonus pool. In connection with recording the acquisition of F&K, the Company included as a component of the purchase price and of the deferred purchase price liability, the present value of $1,200,000 of the compensation due under these agreements (see Note 2).


LEASES

The Company has entered into noncancellable operating leases for office space in New York, Chicago, Los Angeles, Houston, Austin, San Antonio and Dallas. The following are the future minimum annual rental payments under those leases (000's omitted):

Years ending December 31:
1998                                        $     4,093
1999                                              4,270
2000                                              4,139
2001                                              2,680
2002                                              2,059
Thereafter                                       12,941
                                            -----------
                                            $    30,182
                                            ===========


In connection with the acquisition of EJL (see Note 3), the Company recognized an acquisition date liability for excess space in Los Angeles and Chicago (net of anticipated sub-lease income) and for the excess of the lease cost for the Los Angeles lease over current fair market value. This reserve is included on the accompanying consolidated balance sheets as lease related reserves.

DEFINED CONTRIBUTION PLANS

The Company is the sponsor of a 401(k) Profit Sharing Plan for employees, who were not associated with the EJL acquisition, which provides for deferred contributions by plan participants. The Company may, at its discretion, make contributions that match in whole or in part the participants' contributions. To date, no Company contributions have been made under this plan. In connection with the EJL acquisition, as discussed in Note 3, the Company also sponsors a 401(k) Defined Contribution Plan for former EJL employees which provides for deferred contributions by plan participants. The Company will match 25% of the employee contributions. This employer contribution, which vests over a six year period, was $98,737 and $76,502 in 1996 and 1997, respectively.


ISSUANCE OF ADDITIONAL SHARES OF STOCK

The Company has the ability to issue shares of common stock, from time to time, without stockholder approval and may elect to issue additional shares in one or more public or private offerings. The Company's Certificate of Incorporation also authorizes the Board of Directors to issue "blank check" preferred stock, from time to time, in one or more series, without stockholder approval. The issuance of such preferred stock could adversely affect the voting power, dividend rights and other rights of holders of the common stock.

It is management's belief that it is unlikely the Company will declare any dividends in the near future.


11. INCOME TAXES

The Company, organized under the laws of Delaware, is subject to state and local taxes where it does business. The Company files a consolidated federal income tax return with its subsidiaries and is able to offset income and losses of the consolidated group to reduce federal taxable income. The individual subsidiaries, however, are subject to state and local taxes based on their respective incomes and minimum franchise taxes.

The components of provision for income taxes for the years ended December 31, 1995, 1996 and 1997 are as follows (000's omitted):

                                        1995           1996          1997
                                        ----------------------------------
Current:
        Federal                         $     -         $   -       $   -
        State and local                       89           231          (3)
                                        -----------------------------------
      Total current                           89           231          (3)
                                        -----------------------------------

      Deferred:
      Federal                                256            -            -
      State and local                         45            76           -
      Total deferred                    -----------------------------------
                                             301            76           -
                                        -----------------------------------
      Total
                                        $    390         $ 307      $    (3)
                                        ====================================


The current provision for 1995 includes the effect of the utilization of the Company's existing net operating loss carryforwards ("NOLs") to reduce taxes currently payable by approximately $250,000. The future benefit of those NOLs had previously been recorded, for financial reporting purposes, as a component of the Company's deferred tax asset, and the 1995 deferred provision reflects the elimination of that future benefit asset as the result of the current utilization.

The net deferred tax asset as of December 31, 1996 and 1997 consists of the following amounts (000's omitted):

                                              1996             1997
                                            -----------------------------

Net operating loss carryforwards             $ 2,853         $ 2,932
Deferred compensation                              -               -
Bad debt reserve                                 337             360
Lease related reserves                         2,528           2,008
Severance accruals                                62              41
Valuation allowance                           (5,780)         (5,341)
                                              ------          ------
Deferred tax asset                              $  -            $  -
                                                =====           =====


The valuation allowance was increased in 1996 and 1997, to fully reserve for the deferred tax assets, reflecting management's belief that the 1996 and 1997 losses and other factors made future realization of those assets not sufficiently assured. Certain additions to the deferred tax assets, and the valuation reserve, resulted from differences between the financial reporting and income tax bases of the assets acquired and liabilities assumed in the acquisition of EJL, and were recorded at the time of the acquisition.

Reconciliation of the differences between income taxes computed at the federal statutory rate and consolidated provisions for income taxes are as follows (000's omitted):

                                             1995       1996         1997
                                            -----------------------------------

Income taxes (benefit) computed at           $ 377      $(1,672)     $(  471)
  federal statutory rate of 34%
State taxes, net of federal benefit             89           231           37
Non-deductible goodwill amortization             -           387          392
Non-deductible costs                            40            50           51
Adjustments of prior year accruals and
other, including  changes in the              (116)        1,311          (12)
valuation allowance                            ----        -----          ---
Provision (benefit) for income taxes         $  390      $   307       $   (3)
                                             ======      =======       ======


     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPA NY SINCE THE DATE HEREOF.

                             _____________________



                                TABLE OF CONTENTS

                                            PAGE

Available Information.......................2
Forward Looking Statements..................2
Prospectus Summary..........................3
Risk Factors................................5
Use of Proceeds.............................9
Market Information..........................9
Dividend Policy.............................9
Selected Financial Information.............10
Management's Discussion and Analysis
    of  Financial Condition and Results
    of Operations...........................11
Business....................................17
Management..................................26
Executive Compensation......................28
Principal Stockholders......................34
Description of Capital Stock................35
Selling Stockholders........................39
Plan of Distribution........................41
Legal Matters...............................42
Experts.....................................42
Index to Financial Statements...............F-1



                                  LOIS/USA INC.




                                     ______

                                   PROSPECTUS

                                     ______





                               _________ __, 1998

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporate Law ("DGCL") provides that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action was in, or not opposed to, the best interest of the corporation. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that, among other things, to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Subsections (a) and (b) of Section 145 of the DGCL, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify against such liability under Section 145 of the DGCL.

     The Bylaws of the Company provide for the mandatory indemnification of directors and officers to the fullest extent permitted by law.

     Section 102(b)(7) of the DGCL permits the Certificate of Incorporation of a corporation to provide that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (dealing with unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

     The Certificate of Incorporation of the Company provides that the liability of the Company's directors to the Company or to its stockholders shall be eliminated to the fullest extent permitted by law.

     The Company has a directors' and officers' liability insurance policy which affords directors and officers insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee.................................        $   883.38
Legal fees and expenses..............................         18,000.00
Accountants' fees and expenses                                10,000.00
Miscellaneous........................................          3,000.00
         Total.......................................        $31,883.38


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

     In May 1997, the Company raised additional capital of approximately $2.2 million through the private placement of 2,160 shares of Series A Convertible Preferred Stock (the "Series A Stock"). The Series A Stock was sold to "accredited investors" as that term is defined in Rule 501(a) under the Securities Act of 1933. The Series A Stock was sold pursuant to exemptions provided by Section 4(2) of the Securities Act Regulation D promulgated thereunder. The Series A Stock accrues annual dividends of $100 per share, which will reduce the net income attributable to the Company's common stock, and related earnings per share. However, the holders of 1,375 shares of the Series A Stock have elected to receive dividends, for the first year, in the form of shares of the Company's common stock, valued at the rate of $6.50 per share.

ITEM 27. EXHIBITS

     (a) Exhibits:

     The following exhibits, unless otherwise indicated, were filed as part of the Company's Registration Statement on Form SB-2 (33-83894-NY) declared effective by the Commission on December 29, 1994 and herein incorporated by reference.


*2.1 Stock Purchase Agreement dated as of February 12, 1996, by and among the shareholder of Eisaman, Johns & Laws Advertising, Inc. and Lois/USA Inc.
@2.1 Stock Purchase Agreement dated as of December 17, 1997, by and among shareholders of Fogarty & Klein, Inc. and Lois/USA Inc.
3.1 Form of Amended and Restated Certificate of Incorporation of Lois/USA to be filed with the Delaware Secretary of State.
3.2       Form of Amended and Restated By-Laws of Lois/USA.
H3.3      Certificate of Designation of Lois/USA Inc. dated June 23, 1997.
+9.1 Shareholders' Agreement dated as of February 14, 1996, by and among each of Dennis Coe, Dean Laws, Michele de Maio and Michael Watterkotte, selling shareholders of Eisaman, Johns & Laws Advertising, Inc. and Theodore Veru and George Lois, shareholders of the Company.
10.1      Form of Employment Agreement between Lois/USA and George Lois.
10.2      Form of Employment Agreement between Lois/USA and Theodore D. Veru.
10.3      Form of Employment Agreement between Lois/USA and Edwin Holzer.
10.4 Employment Agreement dated as of March 1, 1994 between Lois/USA and Richard Colby.
10.5 Note and Warrant Purchase Agreement dated December 10, 1991 between Lois/USA and Trigger Associates, L.P.
10.7      Form of Stock Option Plan for Executive Officers.
10.8      Form of Non-qualified Stock Option Plan for Non-Employee Directors.
10.10     Agreement dated December 18, 1991 between Sands Brothers and the
          Company.
10.11     Warrants issued to Trigger Associates.
10.12     Warrants issued to Sands Brothers.
10.13     Promissory Note dated December 18, 1991 issued to Trigger Associates.
10.14 Pledge and Security Agreement dated as of December 18, 1991 among the Company, Lois/GGK Inc., Lois/GGK Chicago, Inc., Lois/GGK New York, Inc. and Trigger.
10.15     Lease for Lois/USA New York, Inc.
10.16     Lease for Lois/USA Chicago, Inc.
10.17     Lease for Lois/USA West, Inc.
10.18 Letter to Edwin Holzer regarding the senior management incentive plan for Edwin Holzer.
10.19     Letter dated July 22, 1993 to the Company from the XNBA.
10.20 Employment Agreement dated December 18, 1991, between the Company and George Lois.
10.21 Employment Agreement dated December 18, 1991, between the Company and Theodore D. Veru.
10.22 Draft of Commitment Letter from Chemical Bank for the Reducing Revolving Credit Agreement dated December 12, 1994.
++10.23 Loan and Security Agreement dated as of October 28, 1997 by and among Lois/USA West, Inc., Lois/USA Chicago, Inc., Lois/USA New York, Inc., the Lenders named therein and Sanwa Business Credit Corporation (the "Loan and Security Agreement").
++10.24 Pledge Agreement dated as of October 28, 1997 between Lois/USA Inc., as pledgor, and Sanwa Business Credit Corporation, as agent for the lenders under the Loan and Security Agreement.
++10.25 Guaranty dated as of October 28, 1997 by Lois/USA Inc. in favor of Sanwa Business Credit Corporation, as agent for the lenders under the Loan and Security Agreement.
++10.26 First Amendment and Consent Agreement dated as of December 31, 1997 by and among Lois/USA West, Inc., Lois/USA Chicago, Inc., Lois/USA New York, Inc., the Lenders named therein and Sanwa Business Credit Corporation, acknowledged and accepted by Fogarty & Klein, Inc. and acknowledged and accepted by Lois/USA Inc., as guarantor.
H10.27    Form of Registration Rights Agreement dated as of June 23, 1997.
**16.0    Letter on change in certifying accountant.
21.1      List of subsidiaries.
H23.1     Consent of Independent Public Accountants.

-----------------------

* Incorporated by reference herein from the Company's Amended Current Report on Form 8-K 1A, dated as of February 12, 1996.
** Incorporated by reference herein from the Company's Current Report on Form 8-K, dated March 8, 1995.
@ Incorporated by reference herein from the Company's Current Report on Form 8-K, dated December 31, 1997.
+ Filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.
++ Filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997.
H         Filed concurrently with this Registration Statement.

ITEM 28. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the law or high end of the estimate maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) Include any additional or changed material information on the plan of distribution;

                    PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(II) do not apply if the registration statement is on Form S-3 or S-8, and the information required to be included in a post-effective amendment by those paragraphs is incorporated by reference from period reports filed by the registrant under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the registration statement.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that (1) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed pursuant to Rules 424(b)(1), and 42(b)(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective, and
(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment, if any, that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on the 17th day of April, 1998.

                                          LOIS/USA INC.

                                          By:  /S/ THEODORE D. VERU
                                               Theodore D. Veru
                                               Co-Chairman of the Board,
                                               Co-Chief Executive
                                               Officer and President

                                POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Theodore
D. Veru and Robert K. Stewart his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                TITLE                            DATE

/S/ GEORGE LOIS                   Co-Chairman of the Board       April 17, 1998
George Lois                       Co-ChiefExecutive Officer
                                  and Director

/S/ THEODORE D. VERU              Co-Chairman of the Board,      April 17, 1998
Theodore D. Veru                  Co-Chief Executive Officer,
                                  President and Director

/S/ ROBERT K. STEWART             Executive Vice President,      April 17, 1998
Robert K. Stewart                 Chief Financial Officer
                                  and Secretary (Principal
                                  Financial Officer and
                                  Principal Accounting Officer

/S/ JOHN N. HATSOPOULOS                   Director               April 17, 1998
John N. Hatsopoulos

/S/ DAVID DEBUSSHERE                      Director               April 17, 1998
David DeBusschere

/S/DENNISON T. VERU                       Director               April 17, 1998
Dennison T. Veru

                                  EXHIBIT INDEX

     The following exhibits, unless otherwise indicated, were filed as part of the Company's Registration Statement on Form SB-2 (33-83894-NY) declared effective by the Commission on December 29, 1994 and herein incorporated by reference.


*2.1 Stock Purchase Agreement dated as of February 12, 1996, by and among the shareholder of Eisaman, Johns & Laws Advertising, Inc. and Lois/USA Inc.
@2.1 Stock Purchase Agreement dated as of December 17, 1997, by and among shareholders of Fogarty & Klein, Inc. and Lois/USA Inc.
3.1 Form of Amended and Restated Certificate of Incorporation of Lois/USA to be filed with the Delaware Secretary of State.
3.2       Form of Amended and Restated By-Laws of Lois/USA.
H3.3      Certificate of Designation of Lois/USA Inc. dated June 23, 1997.
+9.1 Shareholders' Agreement dated as of February 14, 1996, by and among each of Dennis Coe, Dean Laws, Michele de Maio and Michael Watterkotte, selling shareholders of Eisaman, Johns & Laws Advertising, Inc. and Theodore Veru and George Lois, shareholders of the Company.
10.1      Form of Employment Agreement between Lois/USA and George Lois.
10.2      Form of Employment Agreement between Lois/USA and Theodore D. Veru.
10.3      Form of Employment Agreement between Lois/USA and Edwin Holzer.
10.4 Employment Agreement dated as of March 1, 1994 between Lois/USA and Richard Colby.
10.5 Note and Warrant Purchase Agreement dated December 10, 1991 between Lois/USA and Trigger Associates, L.P.
10.7      Form of Stock Option Plan for Executive Officers.
10.8      Form of Non-qualified Stock Option Plan for Non-Employee Directors.
10.10     Agreement dated December 18, 1991 between Sands Brothers and the
          Company.
10.11     Warrants issued to Trigger Associates.
10.12     Warrants issued to Sands Brothers.
10.13     Promissory Note dated December 18, 1991 issued to Trigger Associates.
10.14 Pledge and Security Agreement dated as of December 18, 1991 among the Company, Lois/GGK Inc., Lois/GGK Chicago, Inc., Lois/GGK New York, Inc. and Trigger.
10.15     Lease for Lois/USA New York, Inc.
10.16     Lease for Lois/USA Chicago, Inc.
10.17     Lease for Lois/USA West, Inc.
10.18 Letter to Edwin Holzer regarding the senior management incentive plan for Edwin Holzer.
10.19     Letter dated July 22, 1993 to the Company from the XNBA.
10.20 Employment Agreement dated December 18, 1991, between the Company and George Lois.
10.21 Employment Agreement dated December 18, 1991, between the Company and Theodore D. Veru.
10.22 Draft of Commitment Letter from Chemical Bank for the Reducing Revolving Credit Agreement dated December 12, 1994.
++10.23 Loan and Security Agreement dated as of October 28, 1997 by and among Lois/USA West, Inc., Lois/USA Chicago, Inc., Lois/USA New York, Inc., the Lenders named therein and Sanwa Business Credit Corporation (the "Loan and Security Agreement").
++10.24 Pledge Agreement dated as of October 28, 1997 between Lois/USA Inc., as pledgor, and Sanwa Business Credit Corporation, as agent for the lenders under the Loan and Security Agreement.
++10.25 Guaranty dated as of October 28, 1997 by Lois/USA Inc. in favor of Sanwa Business Credit Corporation, as agent for the lenders under the Loan and Security Agreement.
++10.26 First Amendment and Consent Agreement dated as of December 31, 1997 by and among Lois/USA West, Inc., Lois/USA Chicago, Inc., Lois/USA New York, Inc., the Lenders named therein and Sanwa Business Credit Corporation, acknowledged and accepted by Fogarty & Klein, Inc. and acknowledged and accepted by Lois/USA Inc., as guarantor.
H10.27    Form of Registration Rights Agreement dated as of June 23, 1997.
**16.0    Letter on change in certifying accountant.
21.1      List of subsidiaries.
H23.1     Consent of Independent Public Accountants.

-----------------------

* Incorporated by reference herein from the Company's Amended Current Report on Form 8-K 1A, dated as of February 12, 1996.
** Incorporated by reference herein from the Company's Current Report on Form 8-K, dated March 8, 1995.
@ Incorporated by reference herein from the Company's Current Report on Form 8-K, dated December 31, 1997.
+ Filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.
++ Filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997.
H         Filed concurrently with this Registration Statement.